Exhibit 99.1

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2021

(Dated March 25, 2022)

GOLD STANDARD VENTURES CORP.

Suite 610 – 815 West Hastings Street

Vancouver, B.C.

V6C 1B4

TABLE OF CONTENTS

ITEM 1:	PRELIMINARY NOTES	4
1.1	Effective Date of Information	4
1.2	Financial Statements and Management Discussion and Analysis	4
1.3	Currency	4
1.4	Imperial and Metric Conversions	4
ITEM 2:	CAUTIONARY NOTES	5
2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information	5
2.2	Cautionary Notes Regarding Mineral Resource Estimates	8
ITEM 3:	CORPORATE STRUCTURE	10
3.1	Name, Address and Incorporation	10
3.2	Inter-corporate Relationships	10
ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS	11
4.1	Overview	11
4.2	Three Year History	11
ITEM 5:	DESCRIPTION OF THE BUSINESS	18
ITEM 6:	MATERIAL MINERAL PROJECT	20
6.1	Mineral Projects	20
	Feasibility Study Overview and Principal Findings	20
	Property Description and Ownership	22
	Exploration and Mining History	24
	Geology and Mineralization	24
	Data Verification	25
	Processing and Metallurgical Testing	26
	Recovery Methods	27
	Mineral Resource Estimate	27
	Mineral Reserve Estimate	29
	Mining Methods	30
	Infrastructure	30
	Environment and Permitting	31
	Water Management	32
	Capital Cost Summary	32
	Operating Cost Summary	32
	Conclusions and Recommendations	33
6.2	Recent Developments	33
ITEM 7:	RISK FACTORS	33
7.1	Risks Relating to the Company	34
7.2	Risks Relating to the Mining Industry	41
7.3	Risks Relating to Shares	45
ITEM 8:	DIVIDENDS	49
ITEM 9:	DESCRIPTION OF CAPITAL STRUCTURE	49
ITEM 10:	MARKET FOR SECURITIES	50
10.1	Trading Price and Volume	50
10.2	Prior Sales	50
ITEM 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	52
ITEM 12:	DIRECTORS AND OFFICERS	52
12.1	Name, Occupation and Security Holding	52
12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	57
12.3	Conflicts of Interest	58
ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	60
13.1	Legal Proceedings	60

13.2	Regulatory Actions	60
ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	60
ITEM 15:	TRANSFER AGENT AND REGISTRAR	60
ITEM 16:	MATERIAL CONTRACTS	61
ITEM 17:	INTERESTS OF EXPERTS	61
17.1	Names of Experts	61
17.2	Interests of Experts	62
ITEM 18:	AUDIT COMMITTEE	62
18.1	The Audit Committee Charter	62
18.2	Composition of Audit Committee	62
18.3	Relevant Education and Experience	63
18.4	Reliance on Certain Exemptions	64
18.5	Reliance on the Exemption in Subsection 3.3 (2) or Section 3.6	64
18.6	Reliance on Section 3.8	64
18.7	Audit Committee Oversight	64
18.8	Pre-Approval Policies and Procedures	64
18.9	External Audit Service Fees (By Category)	64
ITEM 19:	ADDITIONAL INFORMATION	65

SCHEDULE “A” – Audit Committee Charter

ITEM 1:	PRELIMINARY NOTES

1.1	Effective Date of Information

References to “Gold Standard Ventures”, “Gold Standard”, “GSV”, the “Company”, “its”, “our” and “we”, or related terms in this Annual Information Form (“AIF”), refer to Gold Standard Ventures Corp. and includes, where the context requires, its subsidiaries.

All information contained in this AIF is as at December 31, 2021, unless otherwise stated.

1.2	Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (the “Financial Statements”), and the accompanying Management’s Discussion and Analysis (“MD&A”) for such period. The Financial Statements and MD&A are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com under the Company’s profile.

1.3	Currency

All references to “$” or “dollars” in this AIF are to lawful currency of Canada unless otherwise expressly stated. References to “US$” are to United States dollars.

1.4	Imperial and Metric Conversions

To Convert From	To	Multiply By

Feet (“ft”)	Metres (“m”)	0.305
Metres (“m”)	Feet (“ft”)	3.281
Miles (“mi”)	Kilometres (“km”)	1.609
Kilometres (“km”)	Miles (“mi”)	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

ITEM 2:	CAUTIONARY NOTES

2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information

Certain statements and information contained in this AIF constitute “forward looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward looking information in this AIF may pertain to the following, among others:

1.	existence and estimates of mineral resources or mineral reserves and timing of development thereof;

2.	exploration and work programs, including reference to the Company’s plans of operations and notices of intent in place for the Railroad-Pinion Project (as defined below);

3.	the need for additional funding to acquire further property interests and maintain and/or carry out exploration work thereon, and for general and administrative and working capital purposes;

4.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

5.	performance characteristics of mineral properties;

6.	results of various projects;

7.	design of mining operations;

8.	estimated production rates, capital expenditures, operating costs, and expected or anticipated economic returns from the Railroad-Pinion Project;

9.	anticipated processing and recovery operations;

10.	the anticipated infrastructure needed to support the Railroad-Pinion Project;

11.	planned environmental, permitting and compliance activities, including the anticipated need for an Environmental Impact Statement and an Individual Section 404 Permit from the United States Army Corps of Engineers;

12.	the anticipated results of required evaluations of social and community issues connected with the Railroad-Pinion Project;

13.	the timing of completion of cultural resource surveys, analysis of sampled mineralized material and hydrogeological evaluation in respect of the SRMP (as defined below);

14.	the timing and content of the TPPC (as defined below) to be submitted in respect of the Railroad-Pinion Project;

15.	mineral resource or mineral reserve predictions based on recent drilling results;

16.	the anticipation that sales of common shares in the capital of the Company (“Common Shares”) by hedging or arbitrage trading activity may occur;

17.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

18.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

19.	drilling plans and timing of drilling;

20.	pre-production mining plans and the timing of pre-production mining;

21.	total production cost includes mine operations, process plant operations, general and administration, reclamation and closure, and government fees;

22.	the production of a formal environmental, social and governance report;

23.	the Company’s intention not to declare or pay dividends in the foreseeable future, along with the intention to retain all future earnings, if any, and other cash resources for future operation and development;

24.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2021; and

25.	capital expenditure programs and the timing and method of financing thereof.

Forward looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources and mineral reserves on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and mineral reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

15.	risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties;

16.	title defects to the Company’s mineral properties;

17.	the Company’s ability to obtain all necessary permits and other approvals;

18.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

19.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

20.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

21.	the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

22.	intense competition in the mining industry; and

23.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward looking statements and developing the forward looking information included in this AIF, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Railroad-Pinion Project are accurate in all material respects;

4.	further financing being required to fund construction and operating costs on the Railroad-Pinion Project as recommended in the Feasibility Study (as defined below);

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.	the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely effects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels or as outlined in the Feasibility Study;

11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and

14.	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada (“NV”) and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this AIF and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward looking statements and forward looking information or the assumptions on which the Company’s forward looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this AIF under, among other places, ITEM 7: “Risk Factors” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward looking statements and forward looking information contained in this AIF are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward looking statements and forward looking information in this AIF.

Forward looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements or forward looking information.

2.2	Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred resources”

could be upgraded to “indicated resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward looking statements and forward looking information contained herein are based on information available as of March 25, 2022.

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ITEM 3:	CORPORATE STRUCTURE

3.1	Name, Address and Incorporation

The Company was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “TCH Minerals Inc.”. The Company changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004. On August 16, 2007 the Company consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”. On November 18, 2009 the Company consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The registered and head office of the Company is located at Suite 610 - 815 West Hastings Street, Vancouver, B.C. V6C 1B4, telephone: (604) 669 - 5702.

3.2	Inter-corporate Relationships

The Company currently has five wholly-owned subsidiaries: JKR Gold Resources ULC (“JKR”), a wholly-owned subsidiary of the Company incorporated under the BCBCA, Gold Standard Ventures (US) Inc. (“GSV US”), a wholly-owned subsidiary of JKR incorporated pursuant to the laws of NV, Tacoma Exploration LLC, a wholly-owned subsidiary of GSV US formed as a limited liability company under the laws of Wyoming, Battle Mountain Gold Inc. (“Battle Mountain”), a wholly-owned subsidiary of the Company incorporated under the BCBCA and Madison Enterprises (Nevada) Inc., a wholly-owned subsidiary of Battle Mountain incorporated pursuant to the laws of NV.

ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS

4.1	Overview

The Company is a British Columbia company focused on the development of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, exploration and derisking of such properties. None of the Company’s properties are currently in production.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, NV, in the Railroad mining district (the “Railroad-Pinion Project” or “Railroad-Pinion”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold development project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 23, 2022, entitled “South Railroad Project Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada” (the “Feasibility Study”), prepared by M3 Engineering & Technology Corporation (“M3”). The Feasibility Study can be accessed at www.sedar.com under the Company’s profile. The Feasibility Study is the Company’s current technical report for the Railroad-Pinion Project and replaces the technical report entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, with an effective date of February 13, 2020 (the “Updated PFS”).

4.2	Three Year History

As of March 25, 2022, there were (i) 358,735,368 Common Shares, (ii) 18,397,523 stock options to purchase up to an aggregate of 18,397,523 Common Shares at a weighted average exercise price of $1.08 per Common Share expiring from June 1, 2022 to January 10, 2027, (iii) 4,245,580 restricted share units convertible to 4,245,580 Common Shares, and (iv) no warrants, outstanding.

Financings

On July 31, 2019, the Company completed a short form prospectus offering of 17,250,000 Common Shares at a price of $1.22 per Common Share to the public in certain provinces of Canada and the United States for gross proceeds of $21,045,000 (the “2019 Public Offering”) through a syndicate of underwriters led by BMO Capital Markets.

On April 17, 2020, the Company entered into an at-the-market equity distribution agreement with BMO Capital Markets to establish an at-the-market equity program in the United States, with the intention of issuing up to $14,875,000 of Common Shares. The Common Shares issued under the at-the-market equity program will be issued from treasury to the public from time to time, and will be sold at the prevailing market price at the time of sale through the NYSE American LLC or any other existing trading market for the Common Shares in the United States. The Company sold 15,097,478 Common Shares for this at-the-market equity program for gross proceeds of $14,871,337.

On July 16, 2020, the Company announced a strategic partnership with Orion Mine Finance (“Orion”). As part of the partnership, Orion purchased approximately US$20.5 million of Common Shares, entered into a silver streaming agreement to purchase 100% of the silver production from the South Railroad portion of the Railroad-Pinion Project at a price of 15% of the prevailing market price for silver in exchange for a US$2.0 million payment to the Company and agreed to provide the Company with a term sheet up to US$200 million to help finance construction of the South Railroad portion of the Railroad-Pinion Project.

On August 14, 2020, the Company entered into an at-the-market equity distribution agreement with BMO Capital Markets to establish an at-the-market equity program in the United States, with the intention of issuing up to $25,000,000 of Common Shares. The Common Shares issued under the at-the-market equity program will be issued from treasury to the public from time to time, and will be sold at the prevailing market price at the time of sale through the NYSE American LLC or any other existing trading market for the Common Shares in the United States. The Company issued 15,000,000 common shares for aggregate gross proceeds of $15,678,000. The Company terminated the August program in September 2020.

On February 17, 2021, the Company completed a bought deal financing with a syndicate of underwriters led by BMO Capital Markets and including Canaccord Genuity Corp., National Bank Financial Inc., PI Financial Corp., Haywood Securities Inc., Paradigm Capital Inc., Stifel Nicolaus Canada Inc., and TD Securities Inc. (collectively, the “Underwriters”) pursuant to which it issued 39,215,000 Common Shares, including the full exercise of the over-allotment option by the Underwriters, at a price of $0.88 per Common Shares for an aggregate gross proceeds of $34,509,200.

U.S. Registration

The Company is also a reporting issuer in the United States and required to file disclosure reports with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) to provide information to public investors in the United States (in addition to the Company’s continuous disclosure obligations in Canada).

Stock Exchange Listings

The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American under the symbol “GSV”.

Plan of Operations

On November 6, 2020, the Company submitted its Plan of Operations to the Bureau of Land Management Nevada (“BLM”), outlining the plans to build and operate the proposed South Railroad portion of the Railroad-Pinion Project. On February 1, 2021, the Company announced its Plan of Operations had been ruled complete by the BLM. Having the Plan of Operations ruled complete by the BLM allows the company to commence the Environmental Impact Statement (“EIS”) process pursuant to the National Environmental Policy Act.

On November 10, 2021, the Company announced that SWCA Environmental Consultants (“SWCA”) has been engaged to manage the EIS process on behalf of the BLM. Preparation of the Notice of Intent has commenced and is anticipated to be submitted to the BLM in Washington, DC, around Q1 2022. Once the Notice of Intent is published in the Federal Register, public scoping meetings can commence. Based on the EIS timeline developed amongst the Company, SWCA, and the BLM, the timing of the Record of Decision permit is anticipated to be in Q1 2023. In conjunction with the permitting process, work is advancing to secure site access and water rights.

Pre-Feasibility and Feasibility Studies

On February 18, 2020, the Company announced the results from the Updated PFS. The initial South Railroad pre-feasibility technical report entitled “South Railroad Project NI 43-101 Technical Report, Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, with an effective date of September 9, 2019, recommended a series of trade-off and optimization studies which were completed by the Company and incorporated into the Updated PFS.

On February 23, 2022, the Company announced the results of the Feasibility Study on the South Railroad portion of its 100%-owned Railroad-Pinion Project located in Elko, Nevada. Please see “Material Mineral Project” for a fulsome discussion of the Feasibility Study and the Company’s Railroad Pinion Project.

Exploration

Virgin Deposit

On May 5, 2020, the Company announced an initial mineral resources estimate (“MRE”) for the Virgin gold and silver deposit (the “Virgin Deposit”) on its 100% owned/controlled Lewis Project. The Lewis Project is located approximately 100 km west of the South Railroad portion of the Railroad-Pinion Project.

The MRE reports an Inferred Mineral Resource of 205,827 troy ounces of gold and 3,537,268 troy ounces of silver contained in 7.74 million tonnes at a grade of 0.83 g Au/t and at a grade of 14.22 g Ag/t , yielding a combined total of 248,300 troy ounces of gold equivalent (“AuEq”) at a combined grade of 1.0 g/t AuEq (using a ratio of 80 to 1 silver to gold). On June 19, 2020, the Company subsequently filed a technical report for the Lewis Project entitled “Technical Report and Mineral Resource Estimate for the Lewis Project, Lander County, Nevada USA” with an effective date of May 1, 2020.

Railroad Pinion

On August 4, 2020, the Company announced its plans for phase 1 of its 2020 development and exploration program on the Railroad Pinion Project, including an estimated 20,410 m of RC and core drilling in 136 holes. The 2020 development and exploration program was subsequently expanded by the Company on September 15, 2020 to include additional RC drilling. The objectives of the 2020 development and exploration program were:

1.	to complete the conversion of Pinion Phase 4 to Measured and Indicated confidence level;

2.	drill test additional near surface targets at Dark Star and POD / Sweet Hollow with the goal of expanding the oxide resource;

3.	to further advance the Feasibility Study for the South Railroad portion of the Railroad-Pinion Project;

4.	to file the south Railroad Plan of Operations (see “Plan of Operations” above); and

5.	begin step-out exploration drilling at the LT oxide discovery.

On October 20, 2020, the Company announced drill results from 24 of 75 holes in the 2020 Pinion deposit development and exploration program. The key highlights of this drilling included:

●	Four holes (PR20-14, -15, -19 and -23) from the southern portion of the drill program intersected vertically-continuous zones of oxide mineralization that are thicker- and higher-grade than modeled from existing drilling. These intercepts occurred along an approximate 450m strike length oriented at N60W – an orientation that is parallel to the Pinion Main and South gold zones to the north. Results included: 42.7m of 0.92 g Au/t, including 7.6m of 2.69 g Au/t in hole PR20-14; 38.1m of 0.97 g Au/t in PR20-15; 64.0m of 0.81 g Au/t, including 22.9m of 1.20 g Au/t in hole PR20-19; and 29.0m of 0.77 g Au/t, including 12.2m of 1.28 g Au/t in PR20-23.

●	Drill holes PR20-19, -20, and -27 intersected thick zones of oxide mineralization and all three ended in altered multilithic breccia with oxide gold values ranging from 0.7 g Au/t to 1.37 g Au/t.

●	Three holes (PR20-09, -10 and -11) intersected shallow oxide mineralization in the southeast portion of the drill pattern.

●	Infill drilling and Anaconda-style mapping of new drill site excavations continued to confirm favorable geologic patterns in the Phase 4 area, including: repetition of fault and anticlinal fold orientations, an increase in igneous dikes and sills, and the strength of the gold system in the multilithic breccia host unit. Surface mapping identified the SB Target, which appears to connect with the N60W trend identified above and has 300m of untested strike length to southeast.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance, please see the Company’s press release filed on SEDAR (www.sedar.com) dated October 20, 2020.

On October 29, 2020, the Company reported the results of 10 exploration RC holes drilled at the LT oxide gold discovery which demonstrated the continuity of oxide gold mineralization along a strike length of approximately 200m, with highlights including:

●	The down-dip test in drill hole LT20-01 intersected 25.9m of 0.79 g Au/t, including 6.1m of 1.47 g Au/t; a strike test to the northeast in drill hole LT20-08 intersected 30.5m of 0.78 g Au/t, including 7.6m of 1.58 g Au/t; and the up-dip test in drill hole LT20-02 intersected 15.2m of 0.97 g Au/t.

●	LT20-03, an inclined RC hole approximately 77m south of LT19-02, intersected 30.5m of 0.39 g Au/t of near-surface, oxidized mineralization.

●	Continuous channel samples identified two main zones of oxide mineralization: 1) a 24m-wide zone averaging 0.97 g Au/t on the north end of the current drill pattern, and 2) a 12m-wide zone averaging 7.05 g Au/t on the south end which remains untested by drilling. The southern zone is associated with a northeast-striking fault zone.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated October 29, 2020.

On November 12, 2020, the Company announced additional results from the 2020 development and exploration program at the Pinion Deposit resulting from 36 RC holes drilled at the Pinion Deposit. The key highlights from these RC holes included:

●	Drill hole PR20-26 intersected 77.7m of 2.24 g Au/t, including 22.9m of 4.21 g Au/t, and PR20-34 intersected 38.1m of 4.37 g Au/t, including 16.8m of 5.41 g Au/t. These drill holes are on the southern margin of the drill pattern and represent the best oxide intercepts ever completed at the Pinion Deposit.

●	Nine holes (PR20-26, -28, -29, -30, -34, -35, -36, -37 and -42) ended in altered multilithic breccia with oxide gold values ranging from 0.31 g Au/t to 2.52 g Au/t. These holes intersected thicker and higher gold grades than predicted by the resource model.

●	Pinion Phase 4 drilling defined a new N60W striking zone of higher than average deposit gold grade, considerable breccia thickness and an increase in igneous sills and dikes. Along this trend, oxide mineralization exhibited vertical and strike continuity over an area approximately 300m (along a NW/SE strike) by approximately 170m wide. Mineralization remains open for another 600m to the southeast of this drilling and at depth.

●	PR20-34 also intersected a reduced gold zone of 10.7m of 2.14 g Au/t (at a 1.0 g Au/t cutoff) in the Tripon Pass Formation, immediately above the oxide intercept of 38.1m of 4.37 g Au/t. This reduced intercept represents a new gold host and style of mineralization at Pinion.

●	In the northern portion of the drill pattern, three holes intersected vertically-continuous zones of +1 g Au/t oxide mineralization, including 32.0m of 1.14 g Au/t, including 10.7m of 2.40 g Au/t in PR20-47; 24.4m of 1.55 g Au/t, including 16.8m of 2.11 g Au/t in PR20-59; and 25.9m of 3.66 g Au/t, including 12.2m of 6.45 g Au/t in PR20-60. These holes intersected higher gold grades than predicted by the resource model.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated November 12, 2020.

On November 18, 2020, the Company reported results from nine RC drill holes at the Dark Star Deposit at the Railroad-Pinion Project. Six of these drill holes targeted and intersected up-dip, near-surface oxide mineralization to the east of the Company’s drilling at Main Dark Star. The key highlights from these drill results included:

●	Stepout holes DR20-01 through -06 intersected thick intervals of oxide mineralization to the east of the existing drilling at Main Dark Star. These results expanded mineralization to the east beyond the current block model approximately 60m.

●	DR20-09 intersected 231.7m @ 2.66 g Au/t, with mineralization starting just below surface and being oxide to depth. The hole infilled a gap in drilling to tie surface sample results to vertically-continuous, +1 g Au/t oxide mineralization at North Dark Star.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated November 18, 2020.

On April 15, 2021, the Company reported results from fifteen metallurgical core holes and two additional development holes at the Pinion Deposit. The key highlights from these drill results included:

●	PC20-22, a south directed core hole, intersected an oxidized interval of 61.1m of 1.07 g Au/t, including two higher-grade intervals of 14.2m of 1.77 g Au/t and 19.0m of 1.43 g Au/t.
●	These results are on the southern margin of the drill pattern and expand the Pinion deposit approximately 50m to the south.
●	Oxide mineralization remains open to the south and east of this intercept.

●	Currently fifteen drill holes define the Pinion SB Zone (“SB Zone”), a N60W striking zone of higher-than-average deposit gold grade, considerable breccia thickness and an increase in igneous sills and dikes. Along this trend, oxide mineralization exhibits vertical and strike continuity over an area approximately 300m (along a NW/SE strike) by approximately 170m wide. Oxide mineralization remains open for another 600m to the southeast of this drilling and at depth.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated April 15, 2021.

On April 26, 2021, the Company reported drill results from fourteen reverse circulation/sonic holes and five core holes at the Dark Star Deposit. Drill holes DR20-01 through DR20-09 were previously released on November 18, 2020. The key highlights from these drill results included:

●	Drill holes DR20-10 through DR20-14 tested for extensions of bedrock mineralization at Dark Star Main. The oxide mineralization results reported in DR20-12 (57.9m @ 0.68 g Au/t) and DR20-14 (29.0m @ 0.56 g Au/t) continue to demonstrate that that mineralization remains open to the east at Dark Star Main.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated April 26, 2021.

On August 3, 2021, the Company announced drill results from reverse circulation holes and core drilling during 2020 at the POD and Sweet Hollow oxide gold deposits and a Central Bullion skarn target. The key highlights from these drill results included:

●	21 drill holes were completed as step outs to the current oxide resources at POD and Sweet Hollow. The oxide mineralization result reported in RR20-04 (12.1m @ 2.07 g Au/t) extends known mineralization by 30 to 60 meters.

●	Elevated silver grades were encountered in the drilling of up to 130 g Ag/t. Currently, silver is not modeled in the resources at POD and Sweet Hollow.

●	Five drill holes were completed at the historical Central Bullion mining district, focused on historical producing zones. Historic records indicate high grade silver, copper, lead, and zinc production, with small amounts of gold, that were processed from this district. Drill hole RRB20-03 intersected 64.2m @ 20 g Ag/t, 0.50% Cu, 0.60% Zn, 0.10% Pb, 0.06g Au/t starting from surface.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated August 3, 2021.

On September 13, 2021, the Company announced drill results from 20 reverse circulation drill holes at the Dark Star gold deposit. The key highlights from these drill results included:

●	Drill holes DR21-14 and DR21-15 were completed at Dark Star North to support conversion of certain Inferred resources to Measured and Indicated resources for inclusion in the mine plan.

●	Drill hole DR21-15 intersected an interval of 41.2 meters of 3.06 g Au/t sulphide mineralization directly below the oxide pit boundary.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated September 13, 2021.

On November 8, 2021, the Company announced significant confidence in its new LT discovery from five reverse circulation drill holes at the LT discovery, located three kilometers to the northwest of the South Railroad portion of the Railroad-Pinion Project, as part of its 2021 Exploration and Development Program. The key highlights from these drill results included:

●	LT21-02 intersected an interval of 39.6m of 0.76 g Au/t oxidized gold mineralization starting from surface, including 7.6m of 1.96 Au/t.

●	All five of the RC drill holes returned gold assays that started at or near surface.

●	The 2021 program is a follow up of the significant intercepts from the 2020 LT program which included 30.5m of 0.78 g Au/t in hole LT20-08; 24.3m of 0.73 g Au/t in LT20-01; and 15.2m of 0.96 g Au/t in LT20-02.

●	Drilling returned higher gold grades and thickness than adjacent historical drill holes, and suggests mineralization is open to the north and east.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated November 8, 2021.

On January 18, 2022, the Company announced positive drill results from eight reverse circulation drill holes at the SB Zone as part of its 2021 Exploration and Development Program. The SB Zone is the contiguous southeast extension of the Pinion deposit. The key highlights from these drill results included:

●	PR21-07 intersected 27.4m of 1.26 g Au/t, one of the highest grade intercepts at the SB Zone to date.

●	PR21-06 intersected 45.7m of 0.52 g Au/t with mineralization beginning closer to surface than previous estimations of the SB Zone; the geological interpretation of this development will inform future SB Zone drill programs.

●	PR21-01 and PR21-02 were two of the most eastern holes ever drilled at SB Zone, and PR21-03 and PR21-04 were two of the most southern holes ever drilled at SB Zone; all four drill holes intersected mineralization and prove the target remains open to the south and to the east.

●	The 2021 program is a follow up of the significant intercepts from the 2020 SB Zone program which included 61.1 of 1.07 g Au/t in hole PC20-22.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated January 18, 2022.

Acquisitions and Dispositions

No significant acquisitions or dispositions have been completed by the Company since the commencement of its financial year ended December 31, 2021.

Corporate Changes

On December 2, 2020, the Company announced that the CEO succession plan had been finalized. Mr. Jonathan Awde handed over the role of President and CEO to Jason Attew who joined the company on December 2, 2020. On January 5, 2021, the Company announced the departures of Mr. Michael Waldkirch (CFO until March 31, 2021), Mr. Glenn Kumoi (VP, General Counsel and Corporate Secretary until March 16, 2021) and Mr. William Gehlen (former Manager, Corporate Development) and the hiring of Mr. Lawrence Radford, Chief Operating Officer, Mr. Jordan Neeser, Chief Financial Officer and Corporate Secretary, and Mr. Michael McDonald, VP Corporate Development and Investor Relations. On March 7, 2022, the Company announced the departure of Larry Radford (COO until March 20, 2022), with Jeff Fuerstenau, Process Manager, assuming local operational responsibilities in Nevada and Mark Laffoon, Project Director, assuming project planning responsibilities.

ITEM 5:	DESCRIPTION OF THE BUSINESS

Summary

The Company is a British Columbia company focused on the development of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, exploration and derisking of such properties. None of the Company’s properties are currently in production.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration and mining industry and are complemented by an experienced board of directors. See ITEM 12: “Directors And Officers”.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See ITEM 7: “Risk Factors” below.

Cycles

Given the general weather conditions and exploration season in north central NV, the Company’s exploration and evaluation assets expenditures tend to be greater from May to December than in the rest of the year.

Environmental Protection

The current and future operations of the Company, including potential development activities on its Railroad-Pinion Project or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process. Current costs associated with compliance are considered to be normal.

Employees and Consultants

The Company maintains a head office in Vancouver, B.C. and a branch office in Elko County, NV.

As of March 25 2022, the Company had 9 full time employees based in the Company’s Elko, NV office (December 31, 2021 – 14 employees) and 5 persons at its Vancouver head office (December 31, 2021 – 6 persons). As operations require, the Company also retains geologists, engineers, and other consultants on a short term or per diem basis in Vancouver and NV, and in the field at its Railroad-Pinion Project.

Foreign Operations

The Railroad-Pinion Project and the Lewis Gold Project are located in NV and the Company maintains an office in Elko County, NV.

Social or Environmental Policies

The Company has adopted an environmental policy to ensure that it is maintaining sound environmental practices in all activities (the “Environmental Policy”). Pursuant to the Environmental Policy, the Company:

●	examines the potential impact to the environment of all proposed activities and takes steps to minimize, or where possible, eliminate the impact;

●	ensures that all activities are in compliance with all environmental permits and regulations;

●	on a routine basis, determines the Company’s impact on the environment and through continuous improvement, strives to attain higher levels of environmental performance;

●	maintains a high-level of environmental protection by applying practices and technology that minimize impacts and enhance environmental quality;

●	maintains open dialogue with local communities, ranchers and other stakeholders within the area of influence of the Company’s project areas;

●	progressively and regularly reclaims disturbed areas in accordance with approved reclamation plans, and incorporates new technology where practical;

●	encourages cooperative research programs with state and federal agencies to better understand and monitor impacts associated with the Company’s project areas; and

●	trains all employees and, contractors as appropriate, to help them better understand their environmental responsibility related to the Company’s project areas.

The Company has also formed a Technical, Health, Safety and Environmental Committee (the “HSEC”), which, among other things, monitors, on behalf of the board of directors of the Company (the “Board”), the Company’s compliance with its approved environmental policies. The HSEC reviews with management any extraordinary event or condition involving an environmental impact or significant risk, including, where appropriate, reporting and making recommendations to management and the Board.

ITEM 6:	MATERIAL MINERAL PROJECT

6.1	Mineral Projects

The Company considers the Railroad-Pinion Project comprised of North Railroad and South Railroad, its material mineral project for purposes of NI 43-101. Set forth below is certain mining and technical information in relation to those deposits.

The technical information included in this section is a summary of the technical information disclosed in the Feasibility Study. Any additional drilling or metallurgical results disclosed subsequent to the effective date of the Feasibility Study are included in “Material Mineral Project - Mineral Projects – Recent Developments”.

The Feasibility Study is the Company’s current technical report for the Railroad-Pinion Project and presents the results of the South Railroad feasibility study, incorporating new design-work, scheduling and projected costs in support of mineral resource and mineral reserve estimates for the Dark Star Deposit and the Pinion Deposit. The following is a summary description of the Railroad-Pinion Project and is a direct extract and reproduction of the summary, without material modification, contained in the Feasibility Study. The Feasibility Study was prepared on behalf of the Company by M3 and each of the following Qualified Persons:

●	Benjamin Bermudez and Matthew Sletten of M3;
●	Michael Lindholm, Jordan Anderson and Thomas L. Dyer of Mine Development Associates, Inc. (“MDA”) (a division of RESPEC);
●	Gary L. Simmons of GL Simmons Consulting, LLC (“GL Consulting”);
●	Kevin Lutes of NewFields Mining Design & Technical Services (“NewFields”);
●	Richard DeLong of EM Strategies, Inc. (“EM”); and
●	Art S. Ibrado of Fort Lowell Consulting PLLC (“FLC”).

Each of the above individuals are independent Qualified Persons in accordance with NI 43-101.

All defined terms used in the summary below have the meaning ascribed to them in the Feasibility Study, and as a result may differ from the defined terms used elsewhere throughout this AIF. The below summary is subject to all the assumptions, qualifications and procedures set out in the Feasibility Study and is qualified in its entirety with reference to the full text of the Feasibility Study, which is incorporated herein by reference, and which was originally filed on March 14, 2022, and is available for review under the Company’s profile at www.sedar.com.

Feasibility Study Overview and Principal Findings

Gold Standard’s Railroad Pinion property is located in the Bullion mining district of the southern Carlin trend in Nevada. The property has two adjacent parts, the North Railroad portion, which includes POD, Sweet Hollow, South Lodes and North Bullion (collectively called the North Bullion deposits, or the North Bullion area), and the South Railroad portion, which includes Dark Star, Pinion, and Jasperoid Wash.

Gold Standard has drilled, or received assays, for 127 new holes since the effective dates of the databases for the respective deposits on the Railroad-Pinion property. In many cases, assay results were delayed significantly past the effective dates due to the COVID-19 pandemic. That drilling was primarily focused on obtaining metallurgy samples, generating geotechnical data, construction of water and monitor wells, infilling within modeled areas, or for exploration of secondary targets. The new drilling in the Dark Star, Pinion, North Bullion and Jasperoid Wash areas were evaluated with respect to the resource models and it was determined there would be minimal to no impact on estimated volumes and grades as reported within optimized pits in the Feasibility Study.

Extensive metallurgical testing has been completed for the Dark Star and Pinion deposits. On the other hand, the North Railroad portion of the property has not been tested comprehensively for metallurgical response.

Gold Standard reports mineral reserves for Dark Star and Pinion deposits in the Feasibility Study. The Feasibility Study, which includes the mine schedule, process-plant design, and financial analysis, covers only these two deposits.

The proposed project is an open-pit gold mine operation that will deliver ore to a 71.9 million-ton heap leach facility over 8 years of mine life. The heap leach facility will treat Run-of-Mine (ROM) ore via leaching on a dedicated leach pad with cyanide-bearing solution.

Gold Standard selected M3 and other third-party consultants to prepare mineral resource/reserve estimates, mine plans, process plant design, and to complete environmental studies and cost estimates used for the Feasibility Study. All consultants have the capability to support the project, as required and within the confines of their expertise, from feasibility study to full operation.

The key project parameters and findings are presented in Table 6-1, including a summary of the project size, productions, capital and operating costs, metal prices, and financial indicators.

Table 6-1: Key Project Data

Mine Life	8 Years + pre-strip (6 months)
Mine Type	Open Pit
Process Description	ROM heap leach Gold/silver recovery by ADR plant & Refinery, dual carbon column trains
Total Mineral Reserve Estimate	71.9 M Tons
Average Grade	0.022 oz Au/ton; 0.154 oz Ag/ton (Pinion – Representing 39.7 M tons of ore)
Contained Gold / Silver Ounces	1.604 M oz Au; 6.137 M oz Ag (Pinion)
Average Recovery	ROM: 64.5% Au, 10.8% Ag
Average Annual Tons Moved	44 Million Tons
Annual Mineral Reserve Estimate	8.8 Million Tons
Strip Ratio	4.10:1
Process (ROM) Throughput (tons/day)	32,700 (Design); 24,700 (Average)
Initial Capital Expenditures	US$190.2 M
Sustaining Capital Expenditures	US$186.7 M

Payable Metals
Gold, oz	1,030,000
Silver, oz	651,000

Unit Operating Costs
Average Life of Mine (“LOM”) Mining Costs	US$1.68 / ton mined
Average LOM Processing Costs	US$2.05 / ore ton
G & A	US$0.53 / ore ton
Refining	US$0.07 / ore ton
Cash Costs	US$794 / oz Au
Cash Costs After By-Product Credit	US$792 / oz Au
All in Sustaining Costs (“AISC”)	US$1,021 / oz Au

Financial Indicators (in US$ unless otherwise stated)	Spot Price (Au) (Feb 22, 2022)	Base +150	Base Case	Base -150	Base -250
Gold Price (per troy oz)	$1,899	$1,800	$1,650	$1,500	$1,400
Silver Price (per troy oz)	$21.50	$21.50	$21.50	$21.50	$21.50
Pre-tax Cash Flow, US$M	$753.9	$651.9	$497.3	$342.8	$239.8
Pre-tax NPV (5%) in US$M	$603.0	$517.9	$388.9	$259.9	$173.9
Pre-tax Internal Rate of Return (IRR)	68.2%	60.8%	49.2%	36.5%	27.2%
Pre-tax Payback (Years)	1.6	1.7	1.9	2.1	2.4
After-tax Cash Flow, US$M	$606.3	$526.1	$403.2	$280.9	$199.0
After-tax NPV (5%) in US$M	$486.4	$418.7	$314.8	$211.2	$141.6
After-tax IRR	62.1%	55.3%	44.3%	32.6%	24.0%
After-tax Payback (Years)	1.6	1.7	1.9	2.2	2.4

The effective date of this Feasibility Study is February 23, 2022, and the issue date of the Technical Report is March 14, 2022. The effective dates of the Pinion and Dark Star databases on which the mineral resources described in the Feasibility Study are estimated on, are June 2, 2021 and June 15, 2021, respectively. The effective date of the Jasperoid Wash database is October 6, 2018, and the effective date of the North Bullion deposits database is August 21, 2020. New optimized pits and underground shells were generated using current mining costs in 2022, so the effective dates of the reported mineral resource estimates for all deposits is January 31, 2022.

Property Description and Ownership

The primary site access for South Railroad will be from Elko, NV using a 41.7-mile access route. This 41.7-mile route begins from its intersection with 12th Street in Elko, NV and continues approximately 5.5 miles along the existing paved State Route (SR) 227 (i.e., Lamoille Highway) to the intersection with SR 228 (i.e., Jiggs Highway). The route continues south along paved SR 228 for another 5.5 miles to the paved Elko County Road 715 (i.e., South Fork Road). The route follows southward along County Road 715 approximately 5.7 miles to the intersection with County Road 715B (i.e., Lucky Nugget Road/Grant Avenue). From this intersection, the route follows County Road 715B approximately 3.1 miles along the west shore of South Fork Reservoir through a semi-rural residential area to the intersection with BLM Road 1119, which continues southwest approximately 6 miles to its intersection with Elko County Road 720 (i.e., Bullion Road). The route follows the Bullion Road southwest approximately 10 miles to the intersection with the un-improved BLM Road 1053, then continues southward following the approximate alignment of BLM Road 1053 along the eastern flank of the Pinion Range approximately 6 miles to the South Railroad Project). The property is centered approximately at UTM NAD27 Zone 11 coordinates of 585,000E and 4,480,000N.

Gold Standard’s contiguous North and South Railroad portions of the Railroad-Pinion property constitute a combined land position totaling 53,570 acres in Elko County, Nevada, centered approximately at UTM NAD27 Zone 11 with coordinates of 585,000E and 4,480,000N. This includes 1,454 claims owned by Gold Standard and 207 claims held under lease, a total of 30 claims are patented. There is also a total of 23,630 gross acres of private lands of which Gold Standard’s ownership of the subsurface mineral rights varies from 49.2% to 100%.

Figure 1-1: Location Map for the Railroad-Pinion Property

(from Dufresne and Nicholls, 2017b)

Figure 1-2: Railroad-Pinion Property with Ownership Percentages, Elko County, Nevada

(from Dufresne and Nicholls, 2017b)

570000
580000
590000
600000
4490000
4480000
4470000
4460000
32N 51E
32N 52E
32N 53E
32N 54E
32N 55E
31N 51E
31N 52E
31N 53E
31N 54E
31N 55E
30N 51E
30N 52E
30N 53E
30N 54E
30N 55E
29N 51E
29N 52E
29N 53E
29N 54E
29N 55E
28N 51E
28N 52E
28N 53E
28N 54E
28N 55E
Pine Valley
Pine Mountain
Crane Springs
CEDAR RIDGE
North Bullion
Railroad
Bald Mountain
Irene
Pinion
Dark Star
JR Buttes
Dixie
Jasperoid Wash
N

Legend

- GSV Targets
- Townships
- Sections

Property Boundaries

- Pinion Property
- Railroad Property

GSV Mineral Claims

- Patented Lodes
- 100% Mineral Interest
- 98% to <100% Mineral Interest
- 73% to <100% Mineral Interest
- 49.2% to 50% Mineral Interest

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Subsurface Mineral Interests

1:250,000

0 — 8 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB

November, 2017

Exploration and Mining History

The Railroad–Pinion property is being explored on an ongoing basis by Gold Standard using geological mapping, geochemical and geophysical surveying, and drilling. Exploration work by Gold Standard commenced in 2010 and has resulted in the identification of 17 prospect areas or zones of mineralization within the property.

Twenty-one different historical operators are known to have drilled 1,084 holes, for a total of 500,544.1 ft, from 1969 through 2008. As of the database effective dates, Gold Standard has drilled 1,121 holes for a total of 953,112 ft. At least 80% of all drilling used RC methods. However, the amount of RC drilling may be understated because the hole-types are not known for a substantial number of holes drilled in the late 1980s and 1990s, when RC drilling was common.

Geology and Mineralization

The Railroad-Pinion property is located in the southern portion of the Carlin trend, centered on the Railroad dome in the Piñon Range, which is comprised of Ordovician through Permian marine sedimentary rocks. Eastern assemblage formations throughout the property include the Pogonip, Hanson Creek, Eureka Quartzite, Lone Mountain Dolomite, Oxyoke, Beacon Peak, Sentinel Mountain Dolomite, and Devils Gate Limestone and Tripon Pass formations. Siliceous clastic units include those of the Webb, Chainman, and Tonka formations. The north-south-striking Bullion fault corridor separates Tertiary volcanic rocks to the east from the Paleozoic sedimentary units in the range, which have been intruded by a complex of Eocene igneous rocks centered south of Bald Mountain, in the core and east flank of the range.

The gold-silver deposits within the Railroad-Pinion property that are the focus of the Feasibility Study are considered to be Carlin-type, sedimentary-rock-hosted deposits. Precious metal mineralization is generally submicroscopic, disseminated, and hosted principally in sedimentary rocks, with some mineralization in felsic dikes and sills as well.

In the South Railroad portion of the property, the Dark Star Main (“Dark Star Main”) and Dark Star North (“Dark Star North”) zones, which comprise the Dark Star deposit are hosted primarily within Pennsylvanian-Permian rocks, with minor amounts of gold mineralization found in the Chainman Formation and Tertiary conglomerates. The deposits are centered along the roughly north-south Dark Star fault corridor, within which is a horst block and associated silicified zone bounded by the West fault and Dark Star fault. Gold mineralization in the horst block is hosted in the middle, coarse-grained conglomeratic and bioclastic limestone-bearing unit of a Pennsylvanian-Permian undifferentiated sequence interpreted to be equivalent to the Tomera Formation. Mineralization dips steeply to the west near the surface at Dark Star Main and Dark Star North, but dips less steeply at depth at Dark Star Main.

Also, in the South Railroad portion of the property, the Pinion deposit is situated in a sequence of Paleozoic sedimentary rocks exposed within large horst blocks in which the sedimentary rocks have been broadly folded into a south- to southeastward-plunging, asymmetric anticline. The axis of this Pinion anticline trends approximately N50ºW to N60ºW and can be traced for approximately 2.0 mi (3.2 km). The limbs of the anticline dip shallowly at 10° to 25° to the west, and more steeply at 35° to 50° to the east. Disseminated gold and silver mineralization at the Pinion deposit is strongly controlled by a 10 ft to 400 ft-thick (3 m to 120 m-thick) dissolution-collapse breccia at the contact between calcarenite of the Devils Gate Limestone and the overlying silty micrite of the Tripon Pass Formation. Gold deposition was contemporaneous with breccia development, quartz veins formation, silica ± barite replacement and infill of open spaces.

The Jasperoid Wash disseminated gold deposit, also located in the South Railroad portion of the property, is hosted by altered Tertiary feldspar porphyry dikes and their host Pennsylvanian-Permian conglomeratic rocks of a Tomera Formation equivalent. The deposit has approximate extents of 4,600 ft (1,400 m) to the north and a width of about 3,600 ft (1,100 m), and is partially contained within an elongate, north to south, steeply dipping structural corridor. Drilling shows the deposit dips steeply to the west nearby and within Tertiary dikes; east of the dikes, the deposit dips gently to the west. The gold is Inferred to be submicroscopic in grain size, however, petrographic studies have yet to be performed.

In the North Railroad portion of the property, disseminated gold mineralization has been defined by drilling in the North Bullion, POD, and Sweet Hollow zones. The mineralization is focused in the footwall of the Bullion fault zone. Faults appear to be important controls on mineralization. In general, gold-silver mineralization is localized in gently to moderately dipping, strongly sheared rocks of the Webb and Tripon Pass formations, in dissolution-collapse breccia developed above and within silty micrite of the Tripon Pass Formation, and calcarenite of the Devils Gate Limestone. The top of gold mineralization varies from 350 ft to 1,300 ft (105 m to 400 m) below the surface and varies in dip from 10° to 45° to the east. Gold is associated with “sooty” sulfide minerals, silica, carbon, clay, barite, realgar, and orpiment.

Data Verification

Mr. Lindholm is satisfied that the Pinion, Dark Star, Jasperoid Wash and North Bullion drilling databases are in good condition. Various audits and checks were performed by MDA to verify collar coordinates, down-hole deviation surveys, geology and assay data in the drill-hole database. All Gold Standard gold assay data was verified using digital laboratory certificates. However, about one third of the Pinion assays and one quarter of the Dark Star assays from historical drill campaigns were unsupported with original assay certificates. The same is true at North Bullion, where Gold Standard drilling makes up only 28% of the database, almost all of which is in the North Bullion deposit. The drill-hole data at the POD, Sweet Hollow and South Lodes deposits is almost entirely historical. Drill-hole data lacking adequate supporting documentation, as well as data from holes observed during sectional modeling to be inconsistent with surrounding holes, were treated as lower confidence, or excluded from use in modeling and estimation.

In 2019, Gold Standard supplemented their Pinion silver database with re-assayed individual samples for which composites of multiple intervals had previously been analyzed. Over 50% of the original certificates were available for all silver data and were used for verification. Quality assurance/quality control (“QA/QC”) data was also evaluated, and the silver data was deemed acceptable for use in estimation of classified mineral resources.

There is no evidence of significant historical QA/QC programs for drilling prior to 2014. For Gold Standard programs at Dark Star, Pinion and Jasperoid Wash, the QA/QC program was minimal in 2014 through 2016 but was more comprehensive in 2017 to 2020. Similarly at North Bullion, over the full-time span of the Gold Standard drilling from 2010 to 2012 there is a reasonable implementation of QA/QC protocols, but during some periods of time it is less substantial. The results and amount of QA/QC data, as well as non-remedied QA/QC “failures,” were considered in mineral resource classification for the Dark Star, Pinion, Jasperoid Wash and North Bullion deposits. Mr. Lindholm concludes that the Dark Star, Pinion, and Jasperoid Wash analytical data are adequate for the purposes used in the Feasibility Study, subject to issues described in Section 12 of the Feasibility Study.

Cyanide-soluble gold assays at Dark Star and Pinion were verified, but no QA/QC data was available for evaluation. Carbon and sulfur species data were audited and determined to be adequate for use in their respective estimates done for waste handling and metallurgical characterization. No QA/QC data was associated with the carbon and sulfur analyses.

Barium was estimated in the Pinion deposit block model for metallurgical characterization. Barium analyses were done using pressed-powder energy-dispersive x-ray fluorescence (“XRF-ED”) and loose-powder NITON XRF analytical methods. These methods were evaluated by running additional analyses on duplicate pulp samples by various methods. After evaluating the reliability and relationship of barium assays produced by the two methods, and verification of the data, the data was used to model and estimate NITON XRF-derived barium grades.

Processing and Metallurgical Testing

The current study of the South Railroad portion of the Railroad-Pinion project focuses on two main sources of ore, for which mineral reserves are declared: The Pinion and Dark Star deposits. These deposits have different geo-metallurgical characteristics, which are briefly summarized as follows:

The Pinion deposit can be characterized as hard and abrasive material, with a steep feed P80 vs. gold recovery response. Much of the gold is contained in the rock ground mass and requires fine crushing (-1/4” inch) to liberate gold for the most efficient cyanide-leach extraction. Gold recovery has proven to be sensitive to high barite/silica content in the mulilithic breccia (mlbx) ore type. Gold recovery from the high-barite/silica materials benefits the most from fine crushing. This deposit can be heap leached without crushing, at low gold recovery, conventionally crushed and leached at modestly higher gold recovery, or HPGR-crushed at higher gold recovery.

The Dark Star deposit can be characterized as hard and moderately abrasive material, with a flat feed P80 vs. gold recovery response. Most of the gold is contained in fractures that have been oxidized and accessible to cyanide solutions that easily pass through the rock matrix. Consequently, high gold extractions are achieved at coarse particle size, requiring no crushing prior to heap leaching.

A large number of variability and master composites (mostly from PQ core) were selected by Gold Standard Ventures for feasibility level testing on the Dark Star and Pinion Deposits. Standard metallurgical testing protocols consisted of bottle roll leach testing at 80 percent passing (P80) size targets of 75 microns (200 mesh) and 1,700 microns (10 mesh), and column leaching testing at various P80 sizes ranging from 0.375 inch to 1.0 inch (9.5 mm to 25 mm). Additional composites were crushed using High Pressure Grinding Rolls (HPGR), at medium press force, and subjected to column leaching. The total number of metallurgical tests, by deposit, is presented in Table 1-1 below.

Table 1-1: Summary of Leach Tests Performed

Test Procedure	Number of Tests
	Dark Star	Pinion
Bottle Roll P80 Target = 75 microns (200 mesh)	121	195
Bottle Roll P80 Target = 1,700 microns (10 mesh)	121	207
Conv. Crush Columns P80 Target = 0.375-1.0 inch (9.5-25 mm)	99	90
HPGR Crush Columns P80 Target = 0.20-0.24 inch (5-6 mm)	11	23

ROM heap leach head grade vs. gold recovery models were developed for Dark Star and Pinion and silver recovery models were developed for Pinion. Silver recovery was not modelled for Dark Star as silver grades are too low to be of economic significance.

Due to the multiple material types, and the dependence of gold recoveries on head grades and crush size, 71 gold and silver recovery vs head grade equations were developed, along with recovery vs solution-to-ore ratio equations. Of the recovery equations, 28 are for Pinion oxide and transition ROM ores and 16 are for Dark Star oxide and transition ROM ores. The recovery equations can be found in Section 13 of the Feasibility Study.

The gold and silver recovery equations for each ore type were delivered to the mine modelers for incorporation into the block calculations.

The overall life-of-mine ROM average gold recovery for the Dark Star deposit is estimated at 71.9 percent and the Pinion deposit is estimated at 56.3 percent.

The major reagent consumptions for heap leaching of Pinion and Dark Star ore have been taken from available metallurgical test results from column leach tests on crushed material. No test data exists at the ROM particle size, so the selected reagent consumptions have been estimated based on test results on the coarsest samples tests 1.5 inch (37 mm). Cyanide consumptions have been estimated at 0.44 lb/ton (0.22 kg/tonne) for Pinion and 0.46 lb/ton (0.23 kg/tonne) for Dark Star. Lime consumption is estimated at 2.0 lb/ton (1.0 kg/tonne) for both Pinion and Dark Star ores.

Recovery Methods

The process selected for recovery of gold and silver from the Pinion and Dark Star ore is a conventional ROM heap leach. Oxide and transition ore types will be mined by standard open pit mining methods from two separate pits. The ore will be truck-stacked on the heap as ROM ore directly, without crushing, in 30-foot lifts. Lime will be added directly to the haul trucks for pH control.

The stacking rate will be in accordance with the mine plan. The ROM ore placement is equivalent to a LOM average of 24,700 tons per day, with the peak in Year 5 of an average of 32,700 tons per day.

Gold and silver in the stacked ore will be leached with a dilute cyanide solution using a drip irrigation system at application rates in the range of 4,800-6,100 gallons per minute. The leached gold and silver will be recovered from solution using a carbon adsorption circuit. The gold and silver will be stripped from carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury recovery, and then refined in a melting furnace to produce gold and silver doré bars.

Mineral Resource Estimate

The estimated mineral resources presented in the Feasibility Study were classified in order of increasing geological and quantitative confidence into Inferred, Indicated, and Measured categories to be in accordance with the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” (2014) and therefore Canadian National Instrument 43-101. Mineral resources are reported at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a mineral resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction.”

MDA modeled geology and metal domains for the Dark Star, Pinion, and Jasperoid Wash deposits, then estimated and classified gold mineral resources. A silver estimate was also produced for the Pinion deposit. Gold Standard provided the geologic modeling for the various deposits and were intimately involved with metal domain modeling. Block sizes were 30 ft x 30 ft x 30 ft for Dark Star and Pinion, and 20 ft x 20 ft x 20 ft for Jasperoid Wash. The block size for modeling and estimation at the North Bullion deposits model was 10 ft x 10 ft x 10 ft for evaluation of underground potential, but reblocked to 30 ft x 30 ft x 30 ft to optimize open pits. Estimation was done using inverse-distance methods with powers ranging from two to four. Multiple models were estimated in order to optimize the estimation parameters.

The estimate of mineral resources for the Railroad-Pinion property is the block-diluted inverse-distance estimate and is reported at variable cutoffs for open-pit and underground mining. The cutoff for oxidized and transitional redox material in an open pit is 0.005 oz Au/ton, whereas the cutoff for sulfide material is 0.045 oz Au/ton. Potential sulfide underground resources, present only at the North Bullion deposit, are reported at a cutoff of 0.100 oz Au/ton. Mineral resources were classified as Measured, Indicated or Inferred for each deposit separately. Factors considered for classification include results of data verification and QA/QC results, the level of geologic understanding of each deposit, and performance of past mineral resource block models with new drilling. Table 1-2 presents the optimized pit- and underground grade shell-constrained estimated mineral resources for the Dark Star, Pinion, Jasperoid Wash and North Bullion deposits based on a US$1,750/oz gold price. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 1-2: Dark Star, Pinion, Jasperoid Wash and North Bullion Estimated Mineral Resources

Dark Star Mineral Resources
	Cutoff
	oz Au/ton	Tons	oz Au/ton	oz Au
Measured*	0.005	7,964,000	0.036	288,000
Indicated*	variable**	27,081,000	0.023	625,000
Measured & Indicated*	variable**	35,045,000	0.026	913,000
Inferred	variable**	1,296,000	0.015	19,000
*Mineral resources are inclusive of mineral reserves
**Cutoff for oxide and transitional resources is 0.005 oz Au/ton, and for sulfide resources at 0.045 oz Au/ton

Pinion Mineral Resources
	Cutoff
	oz Au/ton	Tons	oz Au/ton	oz Au	oz Ag/ton	oz Ag
Measured*	0.005	2,575,000	0.021	55,000	0.19	488,000
Indicated*	0.005	45,408,000	0.018	816,000	0.15	6,617,000
Measured & Indicated*	0.005	47,983,000	0.018	871,000	0.15	7,105,000
Inferred	0.005	1,299,000	0.012	15,000	0.07	92,000
*mineral resources are inclusive of mineral reserves

Jasperoid Wash Mineral Resources
	Cutoff
	oz Au/ton	Tons	oz Au/ton	oz Au
Inferred	0.005	13,160,000	0.01	130,000

North Bullion Inferred Mineral Resources
	Cutoff
	oz Au/ton	Tons	oz Au/ton	oz Au
North Bullion Open Pit	variable*	3,214,000	0.107	345,000
North Bullion Underground	0.100	504,000	0.131	66,000
Sweet Hollow	variable*	2,884,000	0.016	45,000
POD	variable*	1,459,000	0.06	87,000
South Lodes	0.005	800,000	0.016	13,000
**Cutoff for open pit oxide and transitional resources is 0.005 oz Au/ton, and for sulfide resources at 0.045 oz Au/ton

Barium was estimated into the Pinion deposit block model for use in metallurgical characterization of the Pinion mineralized material. The average barium grade is ~2.25% for the gold mineralization grading at least 0.005 oz Au/ton. Factoring between barium analytical results were required, which added some uncertainty to the model.

Cyanide-soluble gold block models were produced for the Pinion and Dark Star deposits. These estimates appear reasonable in areas with Gold Standard drilling, however, there is less confidence in some areas where cyanide-soluble gold data is lacking, such as where historical drilling is predominant.

An acid-base accounting (“ABA”) model was generated for Pinion and Dark Star to characterize waste material for mine planning and handling. An organic carbon model was also produced to evaluate effects on metallurgy at Pinion. Because of limited data, these estimates can only be considered as guides for environmental planning and metallurgy.

Mineral Reserve Estimate

Measured and Indicated mineral resources were used as the basis to define mineral reserves for both the Dark Star and Pinion deposits. Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and applying pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. Modifying factors including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors have been applied in the estimate of mineral reserves.

RESPEC provided the final production schedule to M3 who developed the final cash-flow model which demonstrates that the Pinion and Dark Star deposits make a positive cash flow and are reasonable with respect to statement of mineral reserves for these deposits.

The total Proven and Probable mineral reserves reported for the Feasibility Study are shown in Table 1-3. Within the designed pits there are a total of 294.5 million tons of waste associated with the in-pit mineral reserves. This results in an overall project strip ratio of 4.1 tons of waste for each ton of material processed.

Table 1-3 Proven and Probable Mineral Reserves

Note: Cutoff grades are applied by material type as described in Section 15.2.3; Proven and Probable mineral reserves for Pinion include silver as reported above; and Due to lack of silver at Dark Star, consolidated gold reserves are reported without silver to avoid reporting erroneous average silver grade.

Mining Methods

The Feasibility Study includes mining at both the Dark Star and Pinion deposits; both are planned as open-pit, truck and shovel operations. The truck and shovel method provides reasonable costs and selectivity for these deposits.

The production schedule considers the processing of material by ROM. All ROM material will be dumped in place directly on the ROM leach pad. Monthly periods were used to create the production schedule with pre-stripping starting in Dark Star at month -6. Start of ROM processing is assumed to be month 2.

The total Dark Star mining rate would ramp up from 20,000 tons per day to about 80,000 tons per day over a period of 6 months. A maximum of 109,000 tons per day is used in the production schedule during the peak mining of deeper Dark Star material. Pre-production mining is planned to start in Dark Star North and then progress to Pinion in Year 1. The maximum mining rate required in Pinion is 126,000 tons per day.

The Feasibility Study has assumed owner mining to keep the cost lower than it would be with contract mining. The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first principle hours required for primary mining equipment to achieve the production schedule. Primary mining equipment includes drills, loaders, hydraulic shovels, and 200-ton capacity haul trucks.

Waste storage facility designs were created for the Feasibility Study to contain the material that is not processed. A 1.3 swell factor was assumed which provides for both swell when mined and re-compaction when placed into the facility.

Infrastructure

Project infrastructure for South Railroad has been developed to support the mining and heap leaching operations. Electrical power will be generated onsite by generators powered by liquified natural gas (LNG). Project buildings located at the site will include Security and Emergency services, Administration, Change House, Crushing, Truck Shop, ADR/Refinery Plant, and Laboratory buildings. These will mainly be located between Pinion and Dark Star pits for ease of access and be connected by local roads and haul routes.

Environment and Permitting

Gold Standard has been conducting environmental baseline studies over the past several years as part of their ongoing permitting efforts and in preparation for the submittal of permit applications for mining operations. The main portion for the project area has been surveyed for surface water resources, including Waters of the United States (“WOTUS”), biological resources, and cultural resources. The project access road, and the water management area remain to be surveyed. In 2018, Gold Standard commenced material characterization testing of the mineralized material and waste rock to determine the metal leaching and acid generation potential. Additionally, an evaluation of the groundwater resources was commenced to determine groundwater supply potential, as well as the potential impacts from groundwater pumping and pit lake development. Gold Standard has had several meetings with the United States Bureau of Land Management (“BLM”) since January 2019 to determine any additional baseline data collection needs for the permitting process.

Within and adjacent to the project area there are Greater Sage Grouse and Golden Eagles. These species will have an effect on how the project is permitted and what mitigation in required or proposed. Gold Standard is working with the BLM on the management of these species.

The review and approval process for the Plan Application by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. Thus, for the BLM to process the Plan Application the BLM is required to comply with the NEPA and prepare either an Environmental Assessment (“EA”), or an Environmental Impact Statement (“EIS”). The BLM has determined that this process requires an EIS, due to the mine dewatering and potential pit lake. Gold Standard will also need an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

There are a number of environmental permits issued by the Nevada Department of Environmental Protection (“NDEP”) that are necessary to develop the project and which Gold Standard needs to permit the project. The NDEP issues permits that address water and air pollution, as well as land reclamation. The Nevada Division of Water Resources (“NDWR”) issues water rights for the use and management of water.

The SRMP (as defined below) is a previously explored minerals property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. Gold Standard has been conducting baseline data collection for a couple of years for environmental studies required to support the Plan Application and permitting process. The waste and mineralized material characterization and the hydrogeologic evaluation are currently in their latter stages of development. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive.

Social and community impacts have been and are being considered and evaluated for the Plan Amendment and Plan Application performed for the project in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and/or individuals are consulted during the preparation of all plan amendments to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

A Tentative Plan for Permanent Closure (“TPPC”) for the project would be submitted to the NEDP with the Water Pollution Control Permit (“WPCP”) application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach pad and waste rock facilities with growth media, and then revegetating. The design of the process components is not sufficiently advanced to determine the closure costs. Any residual heap leach or waste rock facilities drainage will be managed with evaporation cells.

Water Management

Gold Standard developed a Water Management Plan for South Railroad in support of the Feasibility Study. The Water Management Plan formed the basis for evaluating the infrastructure and associated cost to manage water through the life cycle of the mine. The purpose of the Water Management Plan is to present the water management strategies that focus on water as an asset and allow Gold Standard to proactively plan and manage water from development to post-closure such that operational and stakeholder water needs are met, and that human health and the environment are protected.

To support the development of water management strategies for the project, the following pre-design studies/activities were completed:

●	Analytical and numerical groundwater model to estimate pit dewatering requirements and potential impacts for the Dark Star North pit and the Pinion Phase 4/5 expansion;

●	Evaluation and modeling of long-term climate records and 24-hour design storms used as input for event-based stormwater modeling, continuous water balance modeling, and infiltration modeling;

●	Stormwater modeling and calculations for locating and sizing stormwater management infrastructure;

●	Infiltration modeling to predict the amount of seepage from the Water Rock Disposal Facility (“WRDF”s) that will require management during operation, closure, and post-closure periods;

●	Water balance modeling to evaluate the supplies of and demands of site water over the LOM; and

●	Closure and 404 mitigation cost evaluation.

The water management strategy and technical investigations to support the Water Management Plan resulted in the following Feasibility Study level infrastructure:

●	Stormwater management and seepage collection facilities, such as channels, ponds, culverts, attenuation structures, down drains, and other related open-channel stormwater controls;

●	A groundwater dewatering system needed to mine ore below the groundwater table in the Dark Star pits and the Pinion Phase 4/5 expansion; and

●	A site-wide water conveyance system.

Capital Cost Summary

The capital expenditure schedule for the LOM is shown in Table 1-4 below.

Table 1-4: Capital Expenditure Schedule

Capital Expenditure (US$000)	Initial	Sustaining										Total
	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Mine Pre-Prod.	22,640	-	-	-	-	-	-	-	-	-	-	22,640
Mine Capital	13,943	10,703	16,798	16,306	16,914	16,284	10,884	9,147	5,588	-	-	116,568
Process	152,458	27,169	8,953	15,149	6,798	13,850	5,375	2,563	1,329	1,223	1,644	236,511
Owner’s Cost	1,157	-	-	-	-	-	-	-	-	-	-	1,157
Total	190,197	37,872	25,751	31,455	23,712	30,133	16,259	11,710	6,918	1,223	1,644	376,873

Operating Cost Summary

The total production cost includes mine operations, process plant operations, general and administration, reclamation and closure, and government fees. Table 1-5 below shows the operating costs over the LOM by area.

Table 1-5: LOM Operating Costs

LOM Operating Cost (US$000)
Mining	616,504
Process Plant	147,424
G&A	$37,750
Refining	5,153
Total Operating Cost	806,832
Royalty	10,911
Salvage Value	-12,410
Reclamation/Closure	22,569
Total Production Cost	827,901

Conclusions and Recommendations

The results of this study indicate that South Railroad is both technically and economically feasible and demonstrates robust returns, even at the moderate metal prices. The authors recommend that the South Railroad project be advanced to basic engineering, with a list of specific recommendations to achieve that goal (see Section 26).

Presently there are 1.60 million proven and probable ounces of gold and 6.1 million ounces of silver in the Dark Star and Pinion deposits estimated mineral reserves combined, 1.78 million Measured and Indicated ounces of gold in the Dark Star and Pinion deposits estimated mineral resources combined, inclusive of mineral reserves in the Dark Star and Pinion deposits, and there are 0.72 million Inferred ounces of gold in the Dark Star, Pinion, Jasperoid Wash and North Bullion deposits estimated mineral resources combined. There are also 7.1 million Measured and Indicated and 0.9 million Inferred ounces of silver in the Pinion resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Feasibility Study indicates an average gold production over the estimated 8-year LOM of about 124,000 ounces per year, with peak production in Year 2 of 197,000 ounces of gold. Cash costs are estimated to be US$792 per ounce of gold after by-product credit, and AISC are estimated to be US$1,021 per ounce of gold. The resulting after-tax cash flow is US$403.2 million, for an after-tax NPV (5%) of US$314.8 million and an estimated payback period of 1.9 years. A summary of the pre-tax and after-tax Feasibility Study economic indicators is shown in Table 1-6.

Table1-6: Economic Analysis Summary

Indicators	Before-Tax	After-Tax
LOM Cash Flow (US$000)	US$497,330	US$403,162
NPV @ 5% (US$000)	US$388,866	US$314,791
NPV @ 10% (US$000)	US$307,248	US$247,592
IRR	49.2%	44.3%
Payback (years)	1.9	1.93

6.2	Recent Developments

As of the date of this AIF, no recent developments have occurred since the effective date of the Feasibility Study.

ITEM 7:	RISK FACTORS

The operations of the Company are highly speculative due to, among other things, the high-risk nature of the Company’s business, which includes the acquisition, financing, exploration and, if warranted, development of mineral properties, and any investment in Common Shares involves a high degree of risk and should be considered speculative. While the Company considers the risks set out below to be the most significant to potential investors, they are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company’s operations, business and financial condition. If any of these risks materialize into actual events or circumstances, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Common Shares could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and elsewhere in the Company’s public disclosure record before purchasing Common Shares.

7.1	Risks Relating to the Company

The Company has a limited operating history.

The Company has a limited history of operations and its only mineral resource property is in the exploration stage. The Company has not generated any operating revenues. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and lack of revenues.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future.

The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future. For the fiscal year ended December 31, 2021, the Company had a loss and comprehensive loss of $10,957,596 (2020 - $10,740,593). As at December 31, 2021, the Company had an accumulated deficit of $90,737,073 (2020 - $82,596,360). To become profitable, the Company must continue to establish commercial quantities of mineral reserves on its properties, and then either develop such properties or locate and enter into agreements with third party operators to bring such properties into production. Mineral exploration and development involves a high degree of risk. Even a combination of careful evaluation, experience and knowledge cannot eliminate this risk and few properties that are explored are ultimately developed into producing mines. In the event the Company undertakes development activity on its Railroad-Pinion Project, there is no certainty that the Company will produce revenues, operate profitably or provide a return on investment in the future. It could be years before the Company receives any revenues from the production of gold or other precious metals, if ever. The Company may suffer significant additional losses in the future and may never be profitable.

The Company may not be able to continue as a going concern.

The Company’s continuation as a going concern is dependent upon its ability to generate funds from profitable operations and/or raise equity capital or borrowings sufficient to meet current and future obligations. To maintain its existing interest in the Railroad-Pinion Project, the Company has contractually agreed to make certain expenditures for and on the Railroad-Pinion Project. The Financial Statements contain a note that indicates the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company continuing to establish commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Railroad-Pinion Project in the Financial Statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company will require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

The Company’s exploration efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by the Company related to the exploration of its Railroad-Pinion Project will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that the Railroad-Pinion Project or any portion thereof will ever qualify as a commercially viable deposit which can be legally and economically exploited.

The Company will require additional capital to develop its Railroad-Pinion Project or complete further exploration programs.

The Company’s current operations do not generate any cash flow. At December 31, 2021, the Company had cash and cash equivalents of $22,664,599 and a working capital surplus of $21,152,653. In September 2020, the Company filed a final base shelf prospectus qualifying the distribution of up to $400,000,000 worth of common shares, debt securities, subscription receipts, warrants, units, or any combination thereof in all of the provinces and territories of Canada.

The development of the Railroad-Pinion Project will require a significant amount of additional funding. The Feasibility Study projects an initial capital cost of US$190 million to develop the South Railroad portion of the Railroad-Pinion Project and a total sustaining capital cost of US$197 million, for a total project capital cost of US$387 million. The Company intends to finance the South Railroad portion of the Railroad-Pinion Project construction costs from 75% non-equity sources, however, there are no assurances that the Company will be able to obtain funding to allow the Company to fund such costs, in whole or in part, or that the Company will be able to source non-equity financing for any portion of the construction costs. Failure to obtain such financing could result in the delay or indefinite postponement of the development of the South Railroad portion of the Railroad-Pinion Project.

The Company will also require additional funding to complete work programs on the Railroad Pinion Project, to maintain the Company’s current land position, to acquire further property interests and maintain and/or carry out exploration work thereon and for general and administrative and working capital purposes. There are no assurances that the Company will be able to obtain additional funding to allow the Company to fund such costs, in whole or in part. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and/or development of the Railroad-Pinion project and the possible, partial or total loss of the Company’s interest in the Railroad-Pinion Project.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of Common Shares from its treasury, control of the Company may change and existing shareholders of the Company (“Shareholders”) will suffer additional dilution.

Calculations of mineral resources and reserves are only estimates.

The estimating of mineral reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. Assay results from RC or core drilling can be subject to errors at the laboratory analysing the drill samples. In addition, RC or core drilling may lead to samples which may not be representative of the gold and other metals in the entire deposit. There is significant uncertainty in any mineral resource or mineral reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates. Estimated mineral resources or mineral reserves may have to be recalculated based on changes in metal prices, further exploration or development activity, metallurgy or actual production experience. These changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources and mineral reserves. Any material change in the quantity of mineral resources and mineral reserves, mineralization, grade or stripping ratio may affect the economic viability of the Railroad-Pinion Project. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on site conditions or during production. Save for the mineral resources and mineral reserves described in the Feasibility Study, as of the date of this AIF, there are no known mineral resources or mineral reserves on the Railroad-Pinion Project.

Uncertainty exists related to mineral resources.

There is a risk that inferred mineral resources referred to in this AIF cannot be converted into measured or indicated mineral resources. In addition, there is no assurance that any mineral resources will, as a result of continued exploration, be determined to have sufficient geological continuity so as to be upgraded to constitute proven and probable mineral reserves.

The actual cost of developing the Railroad-Pinion Project may differ materially from the Company’s estimates, and development may involve unexpected delays or problems.

The Company’s estimates regarding the cost of development and operation of the Railroad-Pinion Project are estimates only and are based on the assumptions and analyses of independent consultants and the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Railroad-Pinion Project may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price. Specifically, the estimated schedule and cost for the completion of the Railroad-Pinion Project development, may differ materially from what was announced as part of the Feasibility Study.

The Company may not have clear title to its Railroad-Pinion Project.

The Company’s ability to explore and operate its Railroad-Pinion Project depends on the validity of its title to such project. The mineral claims currently making up the Railroad-Pinion Project consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

No assurances can be given that title defects to the Railroad-Pinion Project or any future properties in which the Company may seek to acquire an interest do not exist. Such defects may impair the Company’s development of the underlying property and result in the loss of all or a portion of the property to which the title defect relates.

Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Railroad-Pinion Project may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company will also remain at risk that the mining claims may be forfeited either to the United States government or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim. The Railroad-Pinion Project is also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the Railroad-Pinion Project.

Certain of the Company’s subsurface mineral rights to the Railroad-Pinion Project are secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. Subject to the terms of those agreements and leases, certain of those agreements and leases may have not have provisions for automatic renewal. If the Company is not able to negotiate for the extension of those agreements and leases they may expire and no longer form part of the Company’s mineral portfolio.

The Company’s operations are subject to various governmental and regulatory requirements.

The Company’s current and future operations, including exploration and development activities and, if applicable, commencement of production on its Railroad-Pinion Project, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities. Such operations are also subject to extensive federal, state, and local laws, regulations and policies governing various matters, including:

1.	environmental protection;

2.	management and use of toxic substances and explosives;

3.	management of natural resources;

4.	exploration and development of mines, production and post-closure reclamation;

5.	exports;

6.	price controls;

7.	taxation and mining royalties;

8.	regulations concerning business dealings with native groups;

9.	management of tailing and other waste generated by operations;

10.	labor standards and occupational health and safety, including mine safety; and

11.	historic and cultural preservation.

Permits and studies may be necessary prior to operation of the Railroad-Pinion Project or other exploration properties in which the Company may acquire an interest and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms that enable operations to be conducted at economically justifiable costs. The Company cannot be certain that all permits and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits and approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of the Railroad-Pinion Project, which would adversely affect the Company’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

The Company may experience difficulty attracting and retaining qualified personnel.

The success of the Company will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of its management and key employees, such as Jason Attew, President and Chief Executive Officer, Jordan Neeser, its Chief Financial Officer and Corporate Secretary, as well as the other members of management and the Board, remaining with the Company. The Company does not maintain life insurance policies in respect of its key personnel.

The Company’s future success will also be highly dependent on its ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities to successfully grow the Company.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Failure to retain existing management and key employees or to attract and retain additional key individuals could have a materially adverse impact upon the Company’s success.

The Company is subject to foreign currency fluctuations.

The Company’s financial results are reported in Canadian dollars. The Railroad-Pinion Project is located in the United States and the Company incurs most of its expenditures in United States dollars. Any appreciation in the currency of the United States against the Canadian dollar will increase the Company’s costs of carrying out operations and its ability to continue to finance its operations. Such fluctuations could have a material adverse effect on the Company’s financial results.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on the Company’s operations.

The Company is required to be fully compliant with the United States Sarbanes-Oxley Act (“SOX”). The Company is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of SOX, which requires annual management assessments of the effectiveness of the Company’s internal control over financial reporting. During the course of the Company’s future testing, the Company may identify material weaknesses. If the Company fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude on an ongoing basis that the Company has effective internal control over financial reporting in accordance with Section 404 of SOX. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to help prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and operating results could be harmed, investors could lose confidence in the Company’s reported financial information, and the trading price of the Common Shares could drop significantly. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. There is no certainty that the Company will be successful in complying with Section 404 of SOX on an ongoing basis.

Conflicts of interest may arise among the Board as a result of their involvement with other natural resource companies.

Certain of the directors of the Company are also directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell an interest in its mineral properties to, or enter into a joint venture with, any of these companies. The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director with a conflict must disclose his interest and abstain from voting on such matter.

As a result of these conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s business prospects, operations and financial position.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and the current outbreak of COVID-19 and any future emergence and spread of pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

A cyber security incident could adversely affect the Company’s ability to operate its business.

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental data, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed

The development projects and operations of the Company require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder the Company’s ability to operate and could have a material effect on the Company’s financial performance and results of operations. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, or commence construction of or operation of mining facilities that economically justify the cost. The Company endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

The Company may be subject to, or affected by, litigation in the future.

Legal proceedings may be brought against the Company, which could have a material adverse effect on the Company’s financial condition or prospects. Regulatory and government agencies may bring, or be subject to, legal proceedings in connection with the enforcement of applicable laws and regulations, as well as the granting of permits, and as a result the Company may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings.

In the event of a dispute arising at the Company foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Tax Uncertainty

Tax rates and methods of calculating tax in jurisdictions related to the Company’s business may be subject to changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties, interest and may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Negative operating cash flow

The Company is a development stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development of its properties; however, there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Company currently has negative cash flow from operating activities.

In the event that the Company’s operating cash flow is not positive in future financial periods it may need to raise additional capital in order to fund operations. There is no guarantee that additional funds will be available on terms acceptable to the Company or at all.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Offered Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The Common Shares do not pay dividends

No dividends on the Common Shares have been declared or paid to date. The Company anticipates that, for the foreseeable future, it will retain its cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including earnings, operating results, financial condition, current and anticipated cash needs and any restrictions in financing agreements, and the Company may never pay dividends.

Health Epidemics

The Company faces risks related to health epidemics, such as COVID-19, and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of a global outbreak of a communicable disease, and the related measures being taken in the jurisdictions in which the Company operates including travel bans and “stay at home orders”. The extent to which a global outbreak of a communicable disease and any related restrictions impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the outbreak. A global outbreak of a communicable disease could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, increased expenses, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. In addition, a significant outbreak of a communicable disease could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

During the COVID-19 outbreak, the Company’s development activities, including infill drilling as well as exploration drilling, were considered an “essential business” in Nevada and were permitted to continue so long as these activities were conducted in a safe manner and social distancing measures were maintained. If the governor of Nevada were to issue an order restricting or re-classifying the Company’s activities, this could have an adverse effect on the Company’s business and operations.

7.2	Risks Relating to the Mining Industry

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties.

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties. There is no assurance that the Company’s exploration activities will result in any discoveries of commercial bodies of ore. There is also no assurance that even if commercial quantities of ore are discovered, a property will be brought into commercial production or that the metallurgical processing will produce economically viable saleable products. The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of qualified engineers and/or geologists, all of which involves significant expense. This decision will also involve consideration and evaluation of several significant factors including, but not limited to:

1.	costs of bringing a property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities;

2.	availability and costs of financing;

3.	ongoing costs of production;

4.	market prices for the minerals to be produced;

5.	environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and

6.	political climate and/or governmental regulation and control.

Many of these factors are beyond the Company’s control.

Furthermore, mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of mineral reserves, mineral resources and grades must be considered as estimates only. In addition, the determination and valuation of mineral reserves and mineral resources is based on, among other things, assumed metal prices.

Market fluctuations and metal prices may render mineral resources and mineral reserves uneconomic. Any material change in quantity of mineral reserves, mineral resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those mineral reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The Company is subject to substantial operating hazards and risks beyond its control.

The exploration, development and operation of mineral properties is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including, but not limited to:

1.	difficult surface or underground conditions;

2.	water conditions;

3.	unexpected or unusual rock conditions or geological operating conditions, including rock bursts, cave-ins, ground fall, slope failures and landslides;

4.	fires, explosions, flooding, adverse weather conditions and earthquakes;

5.	unanticipated variations in grade and other geological problems;

6.	failure of pit walls or dams;

7.	adverse environmental conditions or hazards;

8.	mechanical and equipment performance problems; and

9.	power failures and interruptions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. While the Company maintains insurance to insure against general commercial liability claims, such insurance will not cover all of the potential risks associated with the Company’s operations at economically feasible premiums or at all. Currently, the Company is not insured against most environmental risks or nuclear or terrorism incidents.

Losses from any one or more of these events that are not covered by the Company’s insurance policies may cause the Company to incur significant costs that could materially adversely affect its financial condition and ability to fund activities on the Railroad-Pinion Project and the Lewis Gold Project. A significant loss could force the Company to reduce or terminate its operations and even result in bankruptcy.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation of the Railroad-Pinion Project. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on exploration activities.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable access roads, bridges, power sources, fuel and water supply, water rights and the availability of skilled labor and other infrastructure are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Railroad-Pinion Project.

In accordance with the laws of the State of NV, the Company will need to obtain permits to drill water wells in connection with its future exploration and, if applicable, development and production activities at the Railroad-Pinion Project. However, the amount of water that the Company will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on the Company’s ability to demonstrate a beneficial use for the amount of water that it intends to use. Unless the Company is successful in developing the Railroad-Pinion Project to a point where it can commence commercial production of gold or other precious metals, it may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that the Company will have access to the amount of water needed to operate a mine at the Railroad-Pinion Project.

The Company’s activities are subject to environmental laws and regulations that may increase the Company’s costs and restrict its operations.

All phases of the Company’s operations will be subject to federal, state and local environmental laws and regulations, in addition to securing the necessary permits to advance exploration activities at the Railroad-Pinion Project. These laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species as well as mitigation measures required for endangered or other species. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Future changes in environmental regulation, if any, may adversely affect the Company’s operations, make its operations prohibitively expensive, or prohibit them altogether.

Environmental hazards may exist on the Railroad-Pinion Project or on properties in which the Company may hold interests in the future that are unknown to the Company at the present and that have been caused by the Company or by previous owners or operators of the properties, or that may have occurred naturally. The Company may be liable for remediating such damages.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at the Railroad-Pinion Project or any future properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, the Company may become subject to liability. At present, the Company maintains only limited insurance for environmental risks which may not cover or adequately protect the Company from all potential liabilities including, but not limited to, pollution or other hazards as a result of the disposal of waste products occurring from exploration or production.

In addition, neighbouring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around the Railroad-Pinion Project or other future properties. There can be no assurance that the Company’s defence of such claims will be successful. A successful claim against the Company could have a material adverse affect on its business prospects, financial condition and results of operations.

The Company is subject to the volatility in the market price of gold and other metals, which in the past have fluctuated widely.

The market price of gold and other metals has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the Company’s control, including:

1.	international economic and political trends;

2.	expectations of inflation;

3.	currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies);

4.	interest rates;

5.	global or regional consumption patterns;

6.	world events or global instability, such as the ongoing conflict in Ukraine;

7.	acts of terrorism;

8.	speculative activities;

9.	purchases and sales of gold by central banks;

10.	availability and costs of substitutes; and

11.	increased production due to improved mining and production methods.

The effect of these factors on metal prices cannot be predicted. A decrease in the price of gold or other relevant metal prices at any time during exploration, development or production, if any, of the Railroad-Pinion Project may prevent such project from being economically mined or may result in the write-off of assets whose value is impaired as a result of lower metal prices. A sustained period of declining gold and other applicable metal prices would adversely affect the Company’s financial performance, financial position and results of operations.

The Company’s competition is intense in all phases of its business.

The Company competes with many companies in the mining industry, including large, established mining companies. There is a limited supply of land prospective for minerals available for claim-staking, lease or acquisition in the United States, particularly NV, and other areas where the Company may conduct exploration activities. The Company may be at a competitive disadvantage in acquiring mineral properties, since it will be competing with individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company’s competitors may be able to respond more quickly to new laws and regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. The Company’s inability to successfully compete with other companies would have a material adverse effect on its results of operation and business.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Company currently controls within its Railroad-Pinion Project. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in the Railroad-Pinion Project. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Company’s ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s business.

The Company’s operations are subject to issues relating to security.

Civil disturbances and criminal activities such as trespass, illegal mining, theft, vandalism and terrorism may cause disruptions at the Company’s operations in NV. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in accordance with applicable laws. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, result in reputational harm to the Company and its partners or result in criminal and civil liability for the Company or its employees and financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

7.3	Risks Relating to Shares

We have never paid dividends and do not expect to do so in the foreseeable future.

The Company has not declared or paid any dividends on the Common Shares and does not expect to do so in the foreseeable future. Future earnings, if any, will likely be retained to finance growth. Any return on investment in the Common Shares will come from the appreciation, if any, in the value thereof. The payment of any future dividends will depend upon the Company’s earnings, if any, its then-existing financial requirements and other factors, and will be at the discretion of the Board.

The trading price for our Common Shares is volatile.

The Common Shares are listed on the TSX in Canada and NYSE American in the United States. During the past year, trading in the Common Shares has, at times, been limited, sporadic and subject to large fluctuations in market price, which may result in losses to investors. There are no assurances that an active, stable market will develop or be sustained in the future. Between January 1, 2021 and December 31, 2021, the trading price of the Common Shares on the TSX has ranged from a low of $0.49 per Common Share to a high of $1.23 per Common Share and on the NYSE American from a low of US$0.38 per Common Share to a high of US$0.97 per Common Share. If an active, stable public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of the Common Shares may be limited. The liquidity of the trading market in the Common Shares, and the market price for the Common Shares, may be adversely affected by, among other things:

1.	the price of gold and other metals;

2.	the Company’s operating performance and the performance of competitors and other similar companies;

3.	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

4.	the results of the Company’s exploration programs and/or resource estimates (initial or otherwise) for the Railroad-Pinion Project;

5.	the Company’s ability to obtain adequate financing for further exploration and development;

6.	changes in the Company’s financial performance or prospects;

7.	changes in general economic conditions;

8.	the number of Common Shares to be publicly-traded after a public offering or private placement of securities of the Company;

9.	the arrival or departure of key personnel;

10.	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

11.	changes or perceived changes in the Company’s creditworthiness;

12.	performance and prospects for companies in the mining industry generally;

13.	the number of holders of the Common Shares;

14.	the interest of securities dealers in making a market for the Common Shares;

15.	prevailing interest rates;

16.	changes in global business or macroeconomic conditions;

17.	war, hostilities and conflict, such as the ongoing conflict in Ukraine;

18.	the current outbreak of novel coronavirus (COVID-19) and any future emergence and spread of similar pathogens; and

19.	the factors listed under the heading “Cautionary Note Regarding Forward looking Statements and Forward Looking Information” above.

The market price of the Common Shares is also affected by many variables not directly related to the Company’s success and therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, the stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations, and in the mining sector, such stocks have suffered significant declines. Volatility in the market price for a particular issuer’s securities has often been unrelated to the operating performance of that issuer. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Volatility in the Common Share price also increases the risk of securities class action litigation.

Market Price of our Common Shares.

Sales of a substantial number of the Common Shares or other equity-related securities in the public markets by the Company or its significant Shareholders could also depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The price of the Common Shares could be affected by possible sales of Common Shares by hedging or arbitrage trading activity which the Company anticipates may occur involving its Common Shares.

Future sales or issuances of Common Shares or the exercise of options and warrants could cause the market price of the Common Shares to decrease significantly, dilute investors’ voting power and reduce earnings per Common Share.

The Company may in the future sell additional equity or equity-linked securities or grant to some or all of its directors, officers, key employees and consultants options to purchase Common Shares. The Company cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities.

The Company’s current operations do not generate any cash flow and the Company will require significant additional financing to fund further exploration and/or development activities or to fulfill its obligations under applicable agreements for the Railroad-Pinion Project. The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, Shareholders, and given its current stage of development, the Company believes the most realistic source of funds presently available to it is through the sale of equity capital. While there are no assurances the Company will be able to raise additional financing on reasonably commercial terms or at all, such additional financings may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Any future issuance of equity securities will dilute the voting power of existing Shareholders and reduce earnings per Common Share, if any. In addition, additional sales of equity securities may decrease the price of the Common Shares and/or result in a change of control.

Potential Dilution of Present and Prospective Shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or the issue of securities convertible into or exercisable for Common Shares. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into or exercisable for Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of the Common Shares. Any transaction involving the issue of previously unissued shares, or securities convertible into or exercisable for shares, would result in dilution, which may be substantial, to existing holders of shares.

The Common Shares are subject to maintaining TSX and NYSE American requirements which could affect their continued listing.

Failure to meet the applicable maintenance requirements of the TSX or the NYSE American could result in the Common Shares being delisted from the TSX or the NYSE American. In order to maintain these listings, the Company must maintain certain objective standards, such as share prices, shareholders’ equity, market capitalization and share distribution targets. There are no assurances that the Company will continue to meet the maintenance requirements of the TSX or the NYSE American in the future.

A delisting of the Common Shares could adversely affect the Company’s reputation, the Company’s ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

In the event the Company is delisted from the NYSE American, the Common Shares may be eligible for trading on the over-the-counter market in the United States. However, the over-the-counter market will likely be less liquid and more price volatile than the NYSE American, possibly resulting in lower prices that could impair future financings and result in the loss of confidence by investors, customers, suppliers and employees.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal Shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its Common Shares are held by residents in the United States and it fails to continue meeting any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”). Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next following second fiscal quarter.

As a foreign private issuer whose Common Shares are listed on the NYSE American, we may follow certain home country corporate governance practices instead of certain NYSE American requirements.

As a foreign private issuer whose Common Shares are listed on the NYSE American, the Company is permitted to follow certain home country (i.e. Canadian) corporate governance practices instead of certain requirements of the NYSE American rules. Among other things, as a foreign private issuer the Company may follow home country practice with regard to, the composition of the Board, director nomination procedure, compensation of officers and quorum at Shareholders’ meetings. In addition, the Company may follow its home country law, instead of the NYSE American rules, which require that the Company obtain Shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. Accordingly, the Shareholders may not be afforded the same protection as provided under NYSE American’s corporate governance rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NYSE American in advance a written statement from an independent counsel in the issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

We may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. Shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2021, and expects to be a passive foreign investment company for the taxable year ending December 31, 2022. The Company will not be providing qualified electing fund information. As a result, a U.S. Shareholder could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States Shareholder’s Common Shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holding of Common Shares.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

Substantially all of the Company’s directors and executive officers reside outside the United States, and all or a significant portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. As a result, it may not be possible for investors in the Company’s securities to effect service of process within the United States upon such persons or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. It is not clear whether a foreign court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 8:	DIVIDENDS

All of the Common Shares are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company’s Articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of the dividend would render the Company insolvent. However, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the foreseeable future.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 9:	DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. The following Common Shares were issued and outstanding as of the dates set out below:

Type of Security	Amount Authorized or to be Authorized	Outstanding as at December 31, 2021	Outstanding as at March 25, 2022
Common Shares	Unlimited	357,970,251	358,735,368

The Common Shares are not subject to any future call or assessment. All Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The Shareholders are entitled to receive notice of all meetings of Shareholders and to attend and vote the Common Shares at the meetings. Each Common Share carries with it the right to one vote. The Common Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Common Shares.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the Shareholders will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board. See ITEM 8: “Dividends” above for particulars of the Company’s dividend policy.

Provisions as to the modification, amendment or variation of the rights attached to the capital of the Company are contained in the Company’s Articles and the BCBCA. Generally speaking, substantive changes to the share capital require the approval of the Shareholders by either an ordinary (50% +1 of the votes cast) or special resolution (at least 66 2/3% of the votes cast). However, in certain cases, the directors may, subject to the BCBCA, alter the Company’s authorized and issued share capital to, inter alia, create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares; increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares; subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or alter the identifying name of any of its shares.

At the Company’s 2020 annual general meeting held on June 24, 2020, the Shareholders approved the renewal and reconfirmation of the shareholder rights plan (the “Rights Plan”), which integrates the takeover bid regime set out in National Instrument 62-104 – Take-Over Bids and Issuer Bids.

The purpose of the Rights Plan is to prevent, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every Shareholder will have an equal opportunity to participate in such a bid, and (ii) all Shareholders are treated fairly in connection with such a bid. The Rights Plan discourages coercive or unfair creeping takeover bids by creating significant potential dilution of any Common Shares which may be acquired or held by a takeover acquiror if such Common Shares are not acquired in a manner permitted by the Rights Plan. The potential for significant dilution to the holdings of such an acquiror occurs because the Rights Plan provides that all holders of Common Shares who are not related to the acquiror will be entitled to exercise rights issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices, however, the acquiror and the persons related to the acquiror will not be entitled to exercise any rights under the Rights Plan.

ITEM 10:	MARKET FOR SECURITIES

10.1	Trading Price and Volume

The Common Shares currently trade on the TSX in Canada and NYSE American in the United States under the symbol “GSV”. As of March 25, 2022 the closing price of the Common Shares was $0.60 per Common Share on the TSX and US$0.4786 on the NYSE American.

The following table sets out the high and low sale prices and the volume of trading of the Common Shares on the TSX and NYSE American on a monthly basis since the commencement of the Company’s fiscal year ended December 31, 2021.

Period	TSX			NYSE American
	$ High	$ Low	Volume	US$ High	US$ Low	Volume
January 2021	1.00	0.79	3,646,457	0.79	0.62	2,671,042
February 2021	1.23	0.74	13,433,372	0.97	0.58	20,146,496
March 2021	0.86	0.63	4,379,083	0.69	0.50	10,049,410
April 2021	0.77	0.68	1,522,226	0.62	0.54	2,223,089
May 2021	0.79	0.68	1,914,386	0.65	0.56	1,548,675
June 2021	0.75	0.68	1,973,680	0.62	0.55	2,258,353
July 2021	0.73	0.66	1,106,867	0.59	0.53	1,070,911
August 2021	0.71	0.55	1,217,049	0.57	0.43	1,184,097
September 2021	0.64	0.56	1,726,535	0.51	0.44	2,381,685
October 2021	0.63	0.54	1,588,405	0.51	0.43	1,543,494
November 2021	0.69	0.58	1,451,501	0.55	0.45	1,386,315
December 2021	0.61	0.49	4,010,092	0.49	0.38	2,012,139

10.2	Prior Sales

The following table summarizes the issuance of securities convertible into or exercisable for Common Shares by the Company since the commencement of the fiscal year ended December 31, 2021 and up to March 25, 2022:

Stock Options and Restricted Share Units

Date of Issuance	Security	Exercise Price per Security ($)	Number of Securities
January 4, 2021	Stock Options	0.927	1,450,000
January 4, 2021	Restricted Share Units	-	585,437
January 21, 2021	Stock Options	0.84	3,477,655
January 21, 2021	Restricted Share Units	-	1,930,439
January 29, 2021	Stock Options	0.886	542,430
March 4, 2021	Stock Options	0.797	550,000
March 4, 2021	Restricted Share Units	-	100,000
March 15, 2021	Stock Options	0.78	10,000
May 31, 2021	Stock Options	0.74	80,000
June 9, 2021	Stock Options	0.73	900,000
January 10, 2022	Restricted Share Units	-	2,518,435
January 10, 2022	Stock Options	0.57	4,833,410

ITEM 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the directors and officers of the Company, no securities of the Company are subject to escrow or a contractual restriction on transfer as of the date of this AIF.

ITEM 12:	DIRECTORS AND OFFICERS

12.1	Name, Occupation and Security Holding

The following are the names and provinces/states of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations during the five preceding years, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each of them. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the Company’s Articles.

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 25, 2022(1)
John Armstrong Ontario, Canada Director	Director of OMERS administration corporation as of January 2022. Deputy Head of Investment Banking, BMO Capital Markets, November 2017 to February 2021; Co-Head of Mergers & Acquisitions, BMO Capital Market, November 2014 to October 2017; Managing Director, Mergers & Acquisitions, BMO Capital Markets, December 2009 to October 2014.	Director since June 9, 2021	100,000 or 0.03%
Jason Attew British Columbia, Canada Director, President and Chief Executive Officer	Previously was the Chief Financial Officer of Goldcorp Inc. (“Goldcorp”), a mining company, from August, 2016 until May, 2019 and prior to that was a managing director a BMO Nesbitt Burns from February 2007 until July, 2016.	December 2, 2020	1,447,105 or 0.40%
Zara Boldt London, UK Director	Professional Accountant (CPA, CGA); CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018; Director of Bluestone Resources Inc., a mining company, since 2017. CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company, from September 2015 to June 2018	Director since September 12, 2017	89,000 or 0.02%
Ron Clayton Nevada, USA Director	Director and Board Chair i80 Gold Corporation since March 2021. Director 1911 Gold since December 2018. President and CEO 1911 Gold Corporation January 15, 2019 to March 14, 2022. Director Mayfair Gold Corporation June 2020 to May 2021. President, CEO, Director of Tahoe Resource Inc. August 2016 to June 2018. Chief Operating Officer Tahoe Resources March 2010 to August 2016, SVP Operations Hecla Mining Co. October 2002 to March 2010.	Director since January 30, 2018	60,000 or 0.02%

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 25, 2022(1)
Cassandra Joseph Nevada, USA Director	Senior Vice President General Counsel of Nevada Copper Corp., a mining company, since May 2019; Director Bunker Hill Mining Corp., a mining company, from November 2020; formerly Vice President Associate General Counsel, Corporate Secretary and Chief Compliance Officer for Tahoe Resources Inc. from May 2015 to February 2019, when Tahoe Resources Inc. was acquired by Pan American Silver Corp.	Director since June 9, 2021	50,000 or 0.01%
Michael McDonald British Columbia, Canada Vice President, Corporate Development & Investor Relations	Vice President, Corporate Development & Investor Relations for Gold Standard, January 2021 to present, Head of Investor Relations for SSR Mining Inc., September 2019 to December 2020, Vice President, Metals Marketing for Goldcorp, May 2017 to August 2019 and Director, Business Development for SSR Mining Inc. from February 2011 to March 2017.	N/A	634,266 or 0.18%
D. Bruce McLeod British Columbia, Canada Lead Director	President and Chief Executive Officer of Sabina Gold & Silver Corp. (TSX - SBB), a mining company, February 2015 to present.	Director since September 29, 2016	233,000 or 0.06%
Alex Morrison Colorado, USA Director	Professional Accountant (CPA, CA), Director of Dakota Territory Resource Corp as of July 2020, Director of Taseko Mines Limited, April 2011 to July 2020; Director of Detour Gold Corporation, May 2010 to December 2018; Director of Pershing Gold Corporation, November 2012 to February 2018; Director of Gold Resource Corporation, March 2016 to present; Director of Energy Fuels Inc., August 2019 to present.	Director since September 12, 2017	253,000 or 0.07%
Jordan Neeser British Columbia, Canada Chief Financial Officer and Corporate Secretary	Chartered Professional Accountant, Chief Financial Officer and Corporate Secretary of Conifex Timber Inc. from April 2020 to March 2021, previously the Manager of Capital Markets at the Jim Pattison Group, and Group Controller at First Quantum Minerals Ltd. from 2007 to 2014.	N/A	309,526 or 0.09%

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 25, 2022(1)
Lawrence Radford Nevada, USA Chief Operating Officer (until March 20, 2022)	Started as the Vice President, Operations and was promoted into various roles including Chief Operating Officer and Chief Technical Officer of Hecla Mining Corp. from October 2011 until December 2019.	N/A	190,564 or 0.05%
William E. Threlkeld Colorado, USA Director	Geologist, Senior Vice-President, Seabridge Gold Inc. 2001 to present.	Director since March 17, 2011	166,994 or 0.05%
Lisa Wade Montana, USA Director	Environmental Engineer, 2005-2019 with Goldcorp Inc. in Latin America and Canada, including 2015-2019 as Vice President, Environmental, Reclamation & Closure. Prior to that, Ms. Wade was with Newmont Mining Corporation managing environmental and social matters in northern Nevada, California, and at the Yanacocha Mine in Peru.	Director since June 9, 2021	25,000 or 0.01%

(1)	This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

The Company has the following committees whose members are as follows:

Name of Committee	Members of Committee
Audit Committee(1)	Zara Boldt (Chair) Alex Morrison John Armstrong D. Bruce McLeod
Compensation Committee	William Threlkeld (Chair) Cassandra Joseph Alex Morrison Lisa Wade
Corporate Governance and Nominating Committee	Cassandra Joseph (Chair) Zara Boldt John Armstrong Ron Clayton
Technical, Health, Safety and Environmental Committee(2)	Ron Clayton (Chair) William E. Threlkeld Lisa Wade D. Bruce McLeod Lawrence Radford (until March 20, 2022)
Disclosure Committee	Jason Attew (Chair) Jordan Neeser Michael McDonald Lawrence Radford (until March 20, 2022)

Name of Committee	Members of Committee
Richard Yancey

(1)	See ITEM 18: “Audit Committee” below.
(2)	As of January 21, 2021, the Health, Safety and Environmental Committee became the Technical, Health, Safety and Environmental Committee.

As of March 25, 2022, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, 3,558,455 Common Shares representing 0.99% of the total issued and outstanding Common Shares.

Management

The following sets forth further background information on each of the directors and executive officers of the Company.

John Armstrong, Director

John Armstrong is an accomplished business leader having spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm's investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. As one of BMO Capital Markets' senior most executives, Mr. Armstrong was a member of its executive committee and various capital commitment committees. He was also a member of BMO Financial Group's Performance Committee and its Leadership Council for Diversity & Inclusion. Prior to his role as Deputy Head of Investment Banking, John was Co-Head of Mergers & Acquisitions, BMO Capital Markets where he was responsible for the firm’s full-suite of M&A advisory services, including advising on mergers, acquisitions, divestitures, restructurings, buyouts, valuations, fairness opinions, governance and shareholder activism. Mr. Armstrong holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto.

Jason Attew, Director, President and Chief Executive Officer

Mr. Attew held various positions at Goldcorp including the Executive Vice President, Chief Financial Officer and Corporate Development, Senior Vice President, Corporate Development and Strategy since August 15, 2016. Mr. Attew is a mining and metals banking executive with over 25 years of experience encompassing mine operations, project management, corporate finance and investment banking. Mr. Attew has advised on over $50 billion of corporate transactions, raised over $17 billion in growth capital via equity and debt capital markets. Mr. Attew began his career as a Project Manager for a geological exploration company before embarking on a finance career in 2001. He was a Managing Director of BMO’s Global Metals & Mining team. Mr. Attew holds a Bachelor of Science from the University of British Columbia, as well as a Masters of Business Administration from Queen’s University.

Zara Boldt, Director

Ms. Boldt is a professional accountant (CPA, CGA) with over twenty years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Ms. Boldt is currently the CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018. Ms. Boldt has also served as CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company and Chief Financial Officer & Corporate Secretary of Kaminak, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a plan of arrangement for an acquisition transaction valued at $520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec.

Ron Clayton, Director

Mr. Clayton is a seasoned mining executive with over 40 years of mine operating experience and led the construction of the Escobal mine. Mr. Clayton joined Tahoe as the first Chief Operating Officer on March 30, 2010, was appointed President on March 12, 2014 and was further appointed Chief Executive Officer on August 16, 2016, serving until June 25, 2018. Prior to joining Tahoe, Mr. Clayton was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining Company. He also held the position of Vice President, Operations with Stillwater Mining Company and a number of engineering and operations management positions with Climax Molybdenum Company and Homestake Mining Company. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Cassandra Joseph, Director

Cassandra Joseph has more than 20 years of legal experience with a focus on mining and metals, environmental and corporate law. She has diverse experience delivering practical legal advice in both public and private sectors. Ms. Joseph currently serves as Senior Vice President, General Counsel and Corporate Secretary of Nevada Copper and previously served as Vice President, Associate General Counsel, Corporate Secretary and Chief Compliance Officer for Tahoe Resources. Prior to her work as in-house counsel for mining companies, she was a Senior Deputy Attorney General for the Nevada Attorney General’s Office and a partner at Watson Rounds LLP. Ms. Joseph holds a J.D. from Santa Clara University School of law and a B.A. from U.C. Berkeley.

Michael McDonald, Vice President, Corporate Development & Investor Relations

Mr. McDonald has held senior corporate roles at SSR Mining and Goldcorp. He was a key member of the corporate development team at SSR Mining during its acquisition of the Marigold mine in Nevada, and most recently oversaw the investor relations program during the merger with Alacer Gold. Mr. McDonald started his career in investment banking and holds a Bachelor of Commerce, Finance, from the University of British Columbia. Based out of the Company’s Vancouver office, Mr. McDonald will be responsible for managing the investor relations program, progressing key corporate development initiatives, and working with the senior executive team in developing and executing the corporate strategy.

Bruce McLeod, Lead Director

Mr. Bruce McLeod is a Mining Engineer with over 30 years of experience in all areas of the mining industry. Most recently he was a director of Kaminak, which was acquired in 2016 by Goldcorp for $520 million. Mr. Bruce McLeod is currently the President, CEO and a director of Sabina Gold & Silver Corp. (TSX-SBB). Prior to that, he served in a senior capacity with a number successful junior mining ventures including: President, CEO and director of Creston Moly Corp., and founder of both Sherwood Copper Corp and Stornoway Diamond Corporation. He also served on the board of directors of Palmerejo Silver and Gold Corp. (acquired by Coeur D’Alene Mines) and Ariane Gold (acquired by Cambior Inc.) and has been involved in numerous projects at various stages of development while with the Northair Group. Mr. Bruce McLeod was the co-recipient of AMEBC’s EA Scholz Award for excellence in mine development in 2009 and primarily focuses on project development, strategic planning, and financing activities. Mr. Bruce McLeod holds a Bachelors of Science in Mining Engineering from Montana College of Mineral Science and Technology and is a member of the British Columbia Association of Professional Engineers and Geoscientists.

Alex Morrison, Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 35 years of experience in the mining industry. Mr. Morrison has held Board and senior executive positions with a number of mining companies, most recently serving as a Director of Dakota Territory Resource Corp as well a Director of Detour Gold Corporation until December 2018 and as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company

and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Jordan Neeser, Chief Financial Officer and Corporate Secretary

Mr. Neeser has held senior financial roles at Conifex Timber, the Jim Pattison Group, and First Quantum Minerals. He brings experience in financial reporting, corporate finance, and corporate development from his roles as group controller at First Quantum during a period of significant growth, managing capital markets investments at the Jim Pattison Group, and recently as Chief Financial Officer at Conifex. Mr. Neeser started his career with KPMG, is a Chartered Professional Accountant (CPA, CA), and holds a Bachelor of Commerce, Accounting, from the University of British Columbia.

Lawrence Radford, Chief Operating Officer (until March 20, 2022)

Mr. Radford has held senior operational roles at Hecla Mining, Kinross Gold, and Barrick Gold. He brings a strong background in project construction and commissioning, technical support, and leading safety and productivity improvements at precious metal operations across the world. Mr. Radford most recently held the role of Chief Operating Officer at Hecla, and previously managed the construction of both the Fort Knox heap leach operation in Alaska (Kinross) and the Cowal gold mine in Australia (Barrick). He holds a Bachelor of Science, Mining Engineering, from the University of Idaho and an MBA from the University of Alaska Fairbanks.

William E. Threlkeld, Director

Since 2001, Mr. Threlkeld has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Masters of Science in Economic Geology from the University of Western Ontario.

Lisa Wade, Director

Lisa Wade is an environmental engineer with over 20 years of experience in the mining industry. Ms. Wade has held environmental engineering, community relations, permitting, managerial and executive positions with a number of mining companies. From 2005 to 2019, Ms. Wade held increasingly senior positions at Goldcorp in Central America and then as Vice President, Environmental, Reclamation and Closure. Prior to that, Ms. Wade was with Newmont managing environmental and social matters in northern Nevada, California and at the Yanacocha Mine in Peru. Ms. Wade holds both a Bachelor of Science and Masters of Science in Environmental Engineering from Montana Tech in Butte, Montana. Ms. Wade received the Alumni Recognition Award in 2014 from Montana Tech in recognition of her professional accomplishments.

12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

Except as disclosed below, no director or executive officer of the Company is, or was within the ten years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

1.	while that person was acting as a director, chief executive officer or chief financial officer; or

2.	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Bruce McLeod was a President, CEO and a director of Mercator Minerals Ltd. (“Mercator”) when it negotiated and the SEC issued an order on November 8, 2011 revoking Mercator’s registration under the U.S. Exchange Act. In early 1998, Mercator, through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including Mr. Bruce McLeod) were not aware that the registration statement had become effective and accordingly no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12G of the U.S. Exchange Act revoking Mercator’s registration. The 12G order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12G order so that trading in Mercator’s shares in the United States could resume.

Corporate Bankruptcies

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Bruce McLeod was President, CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy Act on August 26, 2014. Mr. Bruce McLeod ceased to hold office and resigned from the board of directors at Mercator on September 4, 2014. Pursuant to the Bankruptcy Act, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the official receiver to lapse.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor in making an investment decision.

12.3	Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. See ITEM 12.1: “Directors And Officers - Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved with.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, in the notes to the Financial Statements and its MD&A, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

13.1	Legal Proceedings

During the fiscal year ended December 31, 2021, the Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings and no such proceedings are known by the Company to be contemplated.

13.2	Regulatory Actions

During the fiscal year ended December 31, 2021, there were no penalties or sanctions imposed against, or settlement agreements with any court relating to securities legislation or with securities regulatory authority entered into by the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Financial Statements and its MD&A, no director or executive officer of the Company, and no Shareholder holding of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares, and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company.

ITEM 15:	TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16:	MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, there were no material contracts entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2021 or before such time that are still in effect, and up to March 25, 2022.

ITEM 17:	INTERESTS OF EXPERTS

17.1	Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2021 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Davidson & Company LLP	Audited consolidated financial statements of the Company for the years ended December 31, 2021 and December 31, 2020.
Dr. Art Ibrado, PE. M3 Matthew Sletten, PE. M3 Thomas L. Dyer, PE. MDA	Updated PFS dated effective February 13, 2020 and news releases dated February 18, 2020 and March 24, 2020.
M3	Updated PFS dated effective February 13, 2020.

Steven Ristorcelli, CPG. MDA

Michael Lindholm, CPG. MDA

Michael B. Dufresne, P.Geol., P.Geo. APEX Geoscience Ltd.

Gary L. Simmons, QP-MMSA. GL Simmons Consulting, LLC

Carl Defilippi, RM-SME. Kappes, Cassiday and Associates

Richard DeLong, QP-MMSA., RG., PG. EM Strategies Inc.

Kenneth L. Myers, PE. The MINES Group

Updated PFS dated effective February 13, 2020.
Michael Dufresne, P.Geol., P.Geo. Steven Nicholls, MAIG Warren Black, P.Geo. APEX	Technical Report and Mineral Resource Estimate for the Lewis Project, Lander County, Nevada, USA dated effective May 1, 2020 and the news release dated May 5, 2020.
Steven R. Koehler	News releases dated April 15, 2021 and March 29, 2021.

Name of Individual or Company	Document Prepared or Certified
Donald Harris	Management’s Discussion and Analysis for the three months ended March 31, 2021 and a news release dated April 26, 2021.
Richard Yancey	Management’s Discussion and Analysis for the six months ended June 30, 2021, Management’s Discussion and Analysis for the nine months ended September 30, 2021, and news releases dated January 18, 2022, November 8, 2021, September 13, 2021, August 3, 2021 and May 20, 2021.

Michael Lindholm, CPG. MDA

Jordan Anderson, RM-SME. MDA

Thomas L. Dyer, PE. MDA

Gary L. Simmons, QP-MMSA. GL Simmons

Benjamin Bermudez, PE. M3

Matthew Sletten, PE. M3

Kevin Lutes, PE. NewFields

Richard DeLong, QP-MMSA. EM

Art S. Ibrado, PhD, PE. FLC

Feasibility Study effective February 23, 2022 and news release dated February 23, 2022.

17.2	Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in ITEM 17.1: ‘‘Interests of Experts - Names of Experts” above, or currently hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, other than Steven R. Koehler, the Company’s Manager of Projects until April 21, 2021, who holds stock options to purchase up to an aggregate of 128,290 Common Shares at an exercise price of $2.11 per Common Share and expiring on April 21, 2022 and Don Harris, the Company’s General Manager until May 13, 2021, who holds stock options to purchase up to an aggregate of 100,000 Common Shares at an exercise price of $2.11 per Common Share and expiring on May 13, 2022.

ITEM 18:	AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

18.1	The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this AIF.

18.2	Composition of Audit Committee

The audit committee is comprised of three directors, being Zara Boldt (Chair), Alex Morrison, John Armstrong and Bruce McLeod. All four members of the audit committee are considered (i) “independent” as that term is defined in applicable securities legislation and (ii) “financially literate”.

18.3	Relevant Education and Experience

All of the audit committee members are businesspeople with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Ms. Boldt is a professional accountant (CPA, CGA) with over twenty years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Ms. Boldt is currently the CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018. Ms. Boldt has also served as CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company and Chief Financial Officer & Corporate Secretary of Kaminak, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a plan of arrangement for an acquisition transaction valued at $520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec.

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry. Mr. Morrison has held Board and senior executive positions with a number of mining companies, most recently serving as a Director of Detour Gold Corporation until December 2018, and as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Armstrong is an accomplished business leader having spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm's investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. As one of BMO Capital Markets' senior most executives, Mr. Armstrong was a member of its executive committee and various capital commitment committees. He was also a member of BMO Financial Group's Performance Committee and its Leadership Council for Diversity & Inclusion. Prior to his role as Deputy Head of Investment Banking, John was Co-Head of Mergers & Acquisitions, BMO Capital Markets where he was responsible for the firm’s full-suite of M&A advisory services, including advising on mergers, acquisitions, divestitures, restructurings, buyouts, valuations, fairness opinions, governance and shareholder activism. Mr. Armstrong holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto.

Mr. McLeod is a Mining Engineer with over 30 years of experience in all areas of the mining industry. Most recently he was a director of Kaminak, which was acquired in 2016 by Goldcorp for $520 million. Mr. Bruce McLeod is currently the President, CEO and a director of Sabina Gold & Silver Corp. (TSX-SBB). Prior to that, he served in a senior capacity with a number successful junior mining ventures including: President, CEO and director of Creston Moly Corp., and founder of both Sherwood Copper Corp and Stornoway Diamond Corporation. He also served on the board of directors of Palmerejo Silver and Gold Corp. (acquired by Coeur D’Alene Mines) and Ariane Gold (acquired by Cambior Inc.) and has been involved in numerous projects at various stages of development while with the Northair Group. Mr. Bruce McLeod was the co-recipient of AMEBC’s EA Scholz Award for excellence in mine development in 2009 and primarily focuses on project development, strategic planning, and financing activities. Mr. Bruce McLeod holds a Bachelors of Science in Mining Engineering from Montana College of Mineral Science and Technology and is a member of the British Columbia Association of Professional Engineers and Geoscientists.

18.4	Reliance on Certain Exemptions

Since the commencement of the Company’s financial year ended December 31, 2021 and up to March 25, 2022, the Company has not relied on the exemptions contained in sections 2.4 (De Minimis Non-Audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

18.5	Reliance on the Exemption in Subsection 3.3 (2) or Section 3.6

Since the commencement of the Company’s financial year ended December 31, 2021 and up to March 25 2022, the Company has not relied on the exemptions contained in subsections 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

18.6	Reliance on Section 3.8

Since the commencement of the Company’s financial year ended December 31, 2021 and up to March 25, 2022, the Company has not relied on the exemption contained in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

18.7	Audit Committee Oversight

Since the commencement of the Company’s financial year ended December 31, 2021 and up to March 25, 2022, the Board has adopted all recommendations of the audit committee to nominate or compensate an external auditor.

18.8	Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services, save for the requirement that all non-audit services to be performed by the Company’s external auditor must be pre- approved and monitored by the audit committee. Subject to NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the audit committee, on a case-by-case basis.

18.9	External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Financial Statements. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Financial Statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor, Davidson & Company LLP, for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2021	$125,000 (1)	$31,500 (2)	Nil	$10,500
December 31, 2020	$125,000 (1)	$31,500 (2)	Nil	$42,975 (3)

(1)	Audit fees, including those relating to Section 404 of SOX.

(2)	Review engagement of quarterly filings. All such fees were pre-approved by the audit committee.

(3)	Assistance with regard to the Company’s short form prospectus for all 2020 Financings and other services. All such fees were pre-approved by the audit committee.

.

ITEM 19:	ADDITIONAL INFORMATION

Additional information including directors’ and officer’s remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, and corporate governance practices, is contained in the Company’s information circular dated April 28, 2021, for its 2021 annual general meeting of Shareholders held on June 9, 2021.

Additional financial information is also provided in the Company’s audited Financial Statements and related MD&A for its fiscal year ended December 31, 2021.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”
AUDIT COMMITTEE CHARTER

PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Company’s management has designed and implemented an effective system of internal controls, to oversee the accounting and financial reporting processes of the Company and audits of the Company’s financial statements and the Company’s Internal Controls over Financial Reporting, to review and report on the integrity of the consolidated financial statements of the Company and to oversee the Company’s processes for monitoring compliance with policies, laws, regulations and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent directors”, in accordance with National Instrument 52-110 Audit Committees, the United States Securities Exchange Act of 1934, as amended, and the NYSE American Company Guide, unless an exemption is available.

2.	All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements).

3.	At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles) and “financial sophistication” (as that term is defined under the rules of the NYSE American LLC).

4.	The Board, at its organizational meeting held after each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a Chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a Chair from among their number.

6.	The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows, as appropriate:

a.	the Committee shall meet at least quarterly at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

b.	the Chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

c.	the following management representatives shall be invited to attend all meetings, except in camera sessions and private sessions with the external auditors:

Chief Executive Officer
Chief Financial Officer

d.	other management representatives shall be invited to attend as necessary;

e.	notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting; and

f.	if the financial statements of the Company are reviewed or audited during a quarterly period, the external auditors shall receive notice of and have the right to attend such meetings of the Committee.

10.	The external auditors shall have a direct line of communication to the Committee through its Chair and may bypass management if deemed necessary. The Committee, through its Chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.	The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the external auditors. In addition, the Committee shall receive appropriate funding from the Company, as determined by the Committee for: (i) compensation of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; and (ii) payment of ordinary administrative expenses of the Company that are necessary or appropriate in carrying out its duties.

12.	The Committee may, at the request of the Board or on its own initiative, investigate relevant matters as it considers necessary or appropriate in the circumstances and is authorized to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties.

13.	The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

14.	Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps minutes of its proceedings.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

1.	The overall responsibilities of the Committee shall be as follows:

a.	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting and financial reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements;

b.	to establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

c.	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

d.	to provide oversight on risk management and risk reporting; and

e.	to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.	The responsibilities of the Committee as they relate to the external auditors shall be as follows:

a.	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors, including obtaining from the external auditors a formal written statement delineating all relationships between the auditor and the Company and to discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor;

b.	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

c.	review the audit plan of the external auditors prior to the commencement of the audit;

d.	to review with the external auditors, upon completion of their audit, as appropriate:

i.	contents of their report;

ii.	scope and quality of the audit work performed;

iii.	adequacy of the Company’s financial and auditing personnel;

iv.	co-operation received from the Company’s personnel during the audit;

v.	internal resources used;

vi.	significant transactions outside of the normal business of the Company;

vii.	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii.	the non-audit services provided by the external auditors;

e.	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles;

f.	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and

g.	to ensure receipt from the auditors of a formal written statement delineating all relationships between the auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526, and to actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and to take, or recommend that the full Board take, appropriate action to oversee the independence of the outside auditor.

3.	The responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

a.	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.	review the Company’s Code of Business Conduct and Ethics Policy and recommend to the Board changes which the Committee may deem appropriate, and review compliance with the Code of Business Conduct and Ethics Policy;

c.	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company (including without limitation resolving any disagreements between management and the auditor regarding financial reporting); and

d.	review periodically the Company’s financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

4.	The Committee is also charged with the responsibility to:

a.	review the Company’s annual and quarterly financial statements and changes in accounting principles and estimates and report to the Board with respect thereto;

b.	review and approve the financial sections of:

i.	the annual report to shareholders;

ii.	the annual information form;

iii.	prospectuses; and

iv.	other public reports requiring approval by the Board,

and report to the Board with respect thereto;

c.	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

d.	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

e.	review and report on the integrity of the Company’s consolidated financial statements and internal controls over financial reporting;

f.	review the minutes of any audit committee meeting of subsidiary companies if applicable;

g.	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

h.	review and pre-approve all non-audit services proposed to be provided to the Company by its external auditors;

i.	review and approve the Company’s hiring policies in relation to partners and employees of the Company’s external auditors and formal external auditor;

j.	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

k.	develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

COMPLAINTS

The Audit Committee has established a Whistleblower Policy for (i) the receipt, retention and treatment of complaints received by the Company; and (ii) the confidential and anonymous submission by employees and consultants of the Company and its subsidiaries of complaints or concerns regarding Company Matters.

The Committee is required to review the Whistleblower Policy annually to ensure that it achieves the objective of enabling the confidential submission of concerns regarding company matters and properly dealing with the receipt, treatment and retention of such complaints.

REPORTING AND ASSESSMENT

The Committee reports to the Board of Directors.

The Committee reviews its Charter and through the annual evaluation conducted by the Corporate Governance and Nomination Committee, conducts an assessment of its performance, the performance of the Committee Chair, and the performance of each member on an annual basis.

EFFECTIVE DATE

This Charter was last reviewed and approved by the Board on December 10, 2021.